Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

YAHOO! INC.

and

VERIZON COMMUNICATIONS INC.

dated as of July 23, 2016

i

ii

Exhibits

Exhibit A	Reorganization Agreement
Exhibit B	Non-Foreign Status Affidavit
Exhibit C	Accounting Principles and Net Working Capital Illustrative Example
Exhibit D	Amended and Restated Patent License Agreement
Exhibit E	Foreign Sale Non-Foreign Status Affidavit

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of July 23, 2016, is made and entered into by and among Yahoo! Inc., a Delaware corporation (“Seller”), and Verizon Communications Inc., a Delaware corporation (“Purchaser”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 7.01 hereof.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Seller and Yahoo Holdings, Inc., a Delaware corporation (the “Company”), are entering into a Reorganization Agreement substantially in the form attached hereto as Exhibit A (the “Reorganization Agreement”), pursuant to which Seller and the Company will complete the Reorganization Transactions at or prior to the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, Excalibur IP, LLC, a Delaware limited liability company (“Excalibur”), and Seller are entering into an Amended and Restated Patent License Agreement substantially in the form attached hereto as Exhibit D (the “License Agreement”);

WHEREAS, Seller owns, and immediately prior to the Closing will own, all of the Shares;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares (the “Sale”);

WHEREAS, the board of directors of Purchaser has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the board of directors of Seller has (i) approved this Agreement and the Transactions, (ii) determined that this Agreement and Sale and the Reorganization Transactions are expedient and for the best interests of Seller and its stockholders and (iii) resolved, subject to the terms of this Agreement, to recommend that the stockholders of Seller authorize the Sale and the Reorganization Transactions.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES; CLOSING

1.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Purchaser, the Shares. At the Closing, in consideration for the purchase of the Shares, Purchaser shall pay in cash to Seller or its designee (a) $4,825,800,000

(the “Base Purchase Price”), plus or minus (b) the Equity Award Adjustment Amount, plus or minus (c) the Estimated Closing Adjustment Amount, minus (d) solely to the extent required pursuant to Section 4.18(b)(iii), the Principal Amount (the “Estimated Purchase Price”). The Estimated Purchase Price shall be adjusted pursuant to Section 1.04 (as so adjusted, the “Purchase Price”).

1.02 Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Sale (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 or at such other place as Purchaser and Seller mutually agree, commencing at 10:00 a.m. local time, on the third (3rd) Business Day following the satisfaction or waiver of each of the conditions set forth in Article V (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) or at such other time or date as Purchaser and Seller may mutually agree (the “Closing Date”).

(b) At the Closing:

(i) Purchaser shall deliver or cause to be delivered to Seller or its designee:

(1) the Estimated Purchase Price, by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to an account designated by Seller by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date; and

(2) the certificate contemplated by Section 5.03(c).

(ii) Seller shall deliver to Purchaser:

(1) if certificated, a certificate or certificates representing the Shares, each duly endorsed in blank or accompanied by a duly executed stock power or other appropriate form of sale, assignment and transfer with respect to the Shares;

(2) the certificate contemplated by Section 5.02(c);

(3) a duly executed certificate of non-foreign status of Seller in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder substantially in the form attached hereto as Exhibit B;

(4) in the event that the Foreign Sale occurs (or will occur), a duly executed certificate of non-foreign status of the Company in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder substantially in the form attached hereto as Exhibit E; and

(5) written resignation letters, effective as of the Closing Date, of each of the directors of each of the Business Subsidiaries that is requested by Purchaser in writing at least three (3) Business Days prior to the Closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body).

1.03 Equity Awards.

(a) Each Seller Stock Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Closing shall, effective as of the Closing, become fully vested and shall remain outstanding in accordance with its terms. Seller shall retain all Liabilities and obligations in respect of all Seller Stock Options, including all responsibility for the administration, exercise and settlement of such Seller Stock Options in accordance with the terms of the applicable Seller Equity Plan, and any tax withholding, payroll tax or other tax obligations that arise in connection with any such exercise or settlement.

(b) At the Closing, each Seller RSU Award, or portion thereof, that is held by an Employee and is outstanding and unvested immediately prior to the Closing shall, without any further action on the part of any holder thereof, be substituted for a cash-settled restricted stock unit award with respect to Purchaser Common Stock (or, in the case of any Seller RSU Award held by an Employee located in a non-U.S. jurisdiction, a stock-settled Purchaser RSU Award, if determined by Purchaser in its discretion following the date of this Agreement in accordance with Section 4.09(f) of the Disclosure Schedules) (a “Purchaser RSU Award”) as follows:

(i) The number of shares of Purchaser Common Stock subject to each Purchaser RSU Award shall be equal to the product (rounded up to the nearest whole share unless otherwise agreed by Seller and Purchaser) of (A) the number of shares of Seller Common Stock subject to the corresponding Seller RSU Award immediately prior to the Closing and (B) the Purchaser Ratio; provided that, with respect to any Seller RSU Award that is subject to performance-based vesting (A) with respect to any performance year that includes the Closing Date, the number of shares of Purchaser Common Stock subject to each Purchaser RSU Award shall be based on target-level performance, and such Purchaser RSU Awards shall not be subject to performance-based vesting criteria for such performance year, and (B) with respect to any performance year that commences after the Closing Date, Purchaser or its Affiliates shall establish the applicable performance goals following the Closing.

(ii) Except as set forth in this Section 1.03(b), each Purchaser RSU Award shall be subject to the same terms (including, with respect to performance-based vesting Purchaser RSU Awards, the same potential number of shares that were subject to the Seller RSU Award, as adjusted under this Section 1.03), vesting conditions, settlement dates and other terms and conditions that were in effect immediately prior to the Closing for the corresponding Seller RSU Award. With respect to each Purchaser RSU Award, Purchaser shall give each holder of such award full vesting service credit for such holder’s service with Seller or any of its Subsidiaries prior to the Closing Date to the same extent such service was recognized with respect to the corresponding Seller RSU Award immediately prior to the Closing.

1.04 Purchase Price Adjustments.

(a) Equity Award Adjustment Amount. For purposes of this Agreement, “Equity Award Adjustment Amount” means an amount (positive or negative) equal to the product of (a) the difference of (i) the Seller Closing Equity Award Value minus (ii) the Seller Pre-Signing Equity Award Value, multiplied by (b) sixty percent (60%). If the Equity Award Adjustment Amount is a positive number, the Estimated Purchase Price shall be reduced by the amount of the Equity Award Adjustment Amount on a dollar-for-dollar basis pursuant to Section 1.01(b). If the Equity Award Adjustment Amount is a negative number, the Estimated Purchase Price shall be increased by the absolute value of the amount of the Equity Award Adjustment Amount on a dollar-for-dollar basis pursuant to Section 1.01(b).

(b) Estimated Closing Adjustment Amount. At least five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of, as of the open of business on the Closing Date (assuming completion of the Reorganization Transactions), (i) the Net Working Capital (the “Estimated Net Working Capital”), (ii) the amount of Cash and the amount of Adjusted Cash (such estimated amount of Adjusted Cash, the “Estimated Cash”), (iii) the amount of Debt (the “Estimated Debt”) and (iv) the amount of Transaction Expenses (the “Estimated Transaction Expenses”), along with reasonable supporting documentation with respect to the calculation of such amounts. For purposes of this Agreement, “Estimated Closing Adjustment Amount” means an amount (positive or negative) equal to the Estimated Net Working Capital, minus the Target Working Capital, plus the Estimated Cash, minus the Estimated Debt, minus the Estimated Transaction Expenses. If the Estimated Closing Adjustment Amount is a positive number, the Estimated Purchase Price shall be calculated by adding the amount of the Estimated Closing Adjustment Amount to the Base Purchase Price on a dollar-for-dollar basis pursuant to Section 1.01(c). If the Estimated Closing Adjustment Amount is a negative number, the Estimated Purchase Price shall be calculated by subtracting the absolute value of the amount of the Estimated Closing Adjustment Amount from the Base Purchase Price on a dollar-for-dollar basis pursuant to Section 1.01(c). The Estimated Closing Statement shall be prepared in accordance with GAAP applied on a basis that is consistent with past practices and prior periods and the accounting principles, practices, procedures, policies and methods set forth on Exhibit C; provided, that in the event of any conflict between GAAP and the sample calculation set forth on Exhibit C, Exhibit C shall govern.

(c) Post-Closing Statement. As soon as reasonably practicable after the Closing Date (but not later than ninety (90) days thereafter), Purchaser will prepare and deliver to Seller a statement (the “Post-Closing Statement”) setting forth, as of the open of business on the Closing Date (assuming completion of the Reorganization Transactions), (i) the Net Working Capital (the “Closing Net Working Capital”), (ii) the amount of Cash and the amount of Adjusted Cash (such amount of Adjusted Cash, the “Closing Cash”), (iii) the amount of Debt (the “Closing Debt”) and (iv) the amount of Transaction Expenses (the “Closing Transaction Expenses”), along with reasonable supporting documentation with respect to the calculation of such amounts. The Post-Closing Statement shall be prepared in accordance with

GAAP applied on a basis that is consistent with past practices and prior periods and the accounting principles, practices, procedures, policies and methods set forth on Exhibit C; provided, that in the event of any conflict between GAAP and the sample calculation set forth on Exhibit C, Exhibit C shall govern. In preparation of the Post-Closing Statement, Purchaser and its Representatives shall have the access afforded to them pursuant to Section 4.10(b).

(d) Dispute Notice. In its review of the Post-Closing Statement, Seller and its Representatives shall have the access afforded to them pursuant to Section 4.10(b). The Post-Closing Statement shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing (the “Dispute Notice”) of any objections thereto consistent with the provisions of this Section 1.04(d) within forty-five (45) calendar days after the delivery of the Post-Closing Statement to Seller. The Dispute Notice shall specify in reasonable detail each item on the Post-Closing Statement that Seller disputes and Seller’s calculation of each such item. Any item not included as disputed in such notice shall be deemed accepted by Seller and Purchaser.

(e) Disputes. Disputes between Purchaser and Seller relating to the Post-Closing Statement that cannot be resolved by Purchaser and Seller within fifteen (15) Business Days after receipt by Purchaser of the Dispute Notice, or such longer period as Seller and Purchaser shall mutually agree in writing, may be submitted, by notice from Seller or Purchaser to the other, for resolution to KPMG LLP or any other nationally recognized independent accounting firm selected jointly by Purchaser and Seller (the “Independent Accounting Firm”). Each of Purchaser and Seller shall submit to the Independent Accounting Firm (with a copy delivered to the other party hereto on the same day), within ten (10) Business Days after the date of engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions in any disputed items. Each of Purchaser and Seller may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other party hereto on the same day), within forty-five (45) days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other party hereto. Unless requested by the Independent Accounting Firm in writing, no party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm such personnel, and such information, books and records and work papers and otherwise cooperate in good faith with the Independent Accounting Firm, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 1.04; provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(f) Independent Accounting Firm’s Determination. The Independent Accounting Firm shall act as an expert and not as an arbitrator. Promptly, but no later than ninety (90) days after its acceptance of its appointment as the Independent Accounting Firm, the Independent Accounting Firm shall determine, based solely on the written submissions of

Purchaser and Seller and not by independent review, those items in dispute on the Post-Closing Statement and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Closing Adjustment Amount. Any such determination of an item in dispute shall be (i) with respect to Cash (including Adjusted Cash) and Net Working Capital, neither lower than the amount specified by Purchaser in the Post-Closing Statement nor higher than the amount specified by Seller in the Dispute Notice and (ii) with respect to Debt and Transaction Expenses, neither higher than the amount specified by Purchaser in the Post-Closing Statement nor lower than the amount specified by Seller in the Dispute Notice. The Independent Accounting Firm shall have exclusive jurisdiction over, and resort to the Independent Accounting Firm as provided in this Section 1.04(f) shall be the sole and exclusive remedy of the parties hereto against one another or any other Person with respect to, any disputes arising out of or relating to the Post-Closing Statement and shall be enforceable in a court of law. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud. The fee of the Independent Accounting Firm shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

(g) Final Closing Adjustment Amount. The Post-Closing Statement shall become final and binding upon Purchaser and Seller upon the earliest of (i) the failure by Seller to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 1.04(d) (it being understood, for the avoidance of doubt, that Seller and Purchaser shall be deemed to have agreed upon all items and amounts that are not disputed by Seller in the Dispute Notice), (ii) the written agreement between Purchaser and Seller with respect thereto and (iii) the decision by the Independent Accounting Firm with respect to disputes under Section 1.04(f). The Post-Closing Statement, as deemed to be agreed pursuant to clause (i) above, or as adjusted pursuant to the written agreement of Purchaser and Seller or the decision of the Independent Accounting Firm, when final and binding, is referred to herein as the “Final Post-Closing Statement.” The “Final Closing Adjustment Amount” determined using the Final Post-Closing Statement means an amount equal to the Closing Net Working Capital, minus the Target Working Capital, plus the Closing Cash, minus the Closing Debt, minus the Closing Transaction Expenses. The Estimated Purchase Price shall be either (1) decreased by the amount, if any, by which the Final Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount, or (2) increased by the amount, if any, by which the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount. Any adjustment to the Estimated Purchase Price provided for in this Section 1.04(g) is referred to as the “Purchase Price Adjustment.”

(h) If the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount, Purchaser shall, within five (5) Business Days after the Final Closing Adjustment Amount is determined and the Final Post-Closing Statement becomes final and binding, pay or cause to be paid, to Seller cash in the amount of such Purchase Price Adjustment. If the Final Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount, Seller shall, within five (5) Business Days after the Final Closing Adjustment Amount is determined and the Final Post-Closing Statement becomes final and binding, pay or cause to be paid, to Purchaser cash in the amount of such Purchase Price Adjustment.

(i) Payments made under Section 1.04(h) shall be adjustments to the Purchase Price for all purposes.

1.05 Withholding.

(a) Purchaser and each of its Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. To the extent that Purchaser or a Purchaser Designee determines that any such withholding is required with respect to any payment hereunder, Purchaser shall notify Seller no less than fifteen (15) Business Days prior to making such payment, and Purchaser and Seller shall cooperate (and Purchaser shall cause any Purchaser Designee to cooperate) in good faith to take such commercially reasonable actions as may be necessary to minimize any such withholding. To the extent that any amounts are deducted or withheld pursuant to this Section 1.05, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.06 Foreign Transfer.

(a) In the event that the SaleCo2 Contribution occurs pursuant to the terms of the Reorganization Agreement, at the Closing, immediately prior to the Sale in respect of the Shares, Seller shall cause the Company to (i) sell, assign, transfer and deliver to Purchaser Designee, and Purchaser Designee shall acquire from the Company, 100% of the issued and outstanding equity interests in SaleCo2 (the “Foreign Sale” and the consummation of the Foreign Sale, the “Foreign Sale Closing”) and (ii) immediately after the Foreign Sale Closing and prior to the Sale in respect of the Shares, distribute the cash received by the Company in respect of the Foreign Sale Purchase Price at the Foreign Sale Closing to Seller; provided, that none of the foregoing shall modify or limit in any manner any of Purchaser’s or Seller’s rights or obligations under this Agreement or any other Transaction Document. “Purchaser Designee” means a direct or indirect wholly-owned Subsidiary of Purchaser, organized in a jurisdiction other than the United States or any political subdivision thereof, designated by Purchaser in the Foreign Sale Notice. For the avoidance of doubt, the occurrence of the Foreign Sale and the other transactions contemplated by this Section 1.06 shall not duplicate or otherwise increase (or for the avoidance of doubt, decrease) the aggregate Base Purchase Price, Estimated Purchase Price and Purchase Price. Within twenty (20) Business Days) following the date hereof, the Purchaser and Seller shall cooperate in good faith to determine the portion of the Purchase Price allocated to, and to be paid by the Purchaser Designee to the Company in respect of, the Foreign Sale (the “Foreign Sale Purchase Price”). If at the end of such period Purchaser and Seller are unable to agree upon the Foreign Sale Purchase Price, Seller and Purchaser shall promptly thereafter cause the Independent Accounting Firm to resolve such dispute. Any costs and expenses of the Independent Accounting Firm shall be borne equally by the Seller, on the one hand, and Purchaser, on the other hand. The Foreign Sale Purchase Price, as agreed by Seller and Purchaser or as determined by the Independent Accounting Firm, as applicable, shall be conclusive and binding on Purchaser and Seller.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (i) as otherwise set forth in the Disclosure Schedules or (ii) as set forth in the SEC Documents filed or furnished and publicly available prior to the date of this Agreement (excluding any disclosures set forth under the heading “Risk Factors” and any disclosures included in any “forward-looking statements” section or that are similarly cautionary, predictive or forward-looking in nature), Seller represents and warrants to Purchaser as follows:

2.01 Organization.

(a) Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Seller is qualified to do business under the Laws of every other jurisdiction in which such qualification is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Each of the Business Subsidiaries is a corporation or other entity duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Business Subsidiaries is qualified to do business under the Laws of every other jurisdiction in which such qualification is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Seller has made available to Purchaser a true and correct copy of the Company’s certificate of incorporation and bylaws, and the comparable constituent or organizational documents for each other Business Subsidiary that constitutes a “significant subsidiary” as defined in Section 1-02 of Regulation S-X under the Exchange Act, in each case as in effect as of the date of this Agreement.

2.02 Authority and Enforceability.

(a) Seller (to the extent related to the Business) and the Business Subsidiaries have all requisite corporate or other organizational power and authority to own, lease and operate their properties and to carry on the Business as now conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Seller has all necessary corporate power and authority to enter into, execute, deliver and, subject to obtaining the Seller Stockholder Approval, perform its obligations under this Agreement, the Reorganization Agreement and the License Agreement. The execution, delivery and, subject to obtaining the Seller Stockholder Approval, performance of this Agreement, the Reorganization Agreement and the License Agreement by Seller have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by Purchaser, this Agreement is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, general equity principles, other similar Laws of general application affecting enforcement of creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies (the “Enforceability Limitations”). The Reorganization Agreement and the License Agreement have been duly executed and delivered by Seller and are legal, valid and binding obligations of Seller, enforceable against it in accordance with their terms, except as such enforceability may be limited by the Enforceability Limitations.

(c) The Company has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under the Reorganization Agreement. The execution, delivery and performance of the Reorganization Agreement by the Company have been duly authorized by all requisite action on the part of the Company. The Reorganization Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. Excalibur has all necessary limited liability company power and authority to enter into, execute, deliver and perform its obligations under the License Agreement. The execution, delivery and performance of the License Agreement by Excalibur have been duly authorized by all requisite action on the part of Excalibur. The License Agreement has been duly executed and delivered by Excalibur and is a legal, valid and binding obligation of Excalibur, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

(d) At a meeting duly called and held, the board of directors of Seller (i) determined that this Agreement, the Reorganization Agreement and the Sale and the Reorganization Transactions are expedient and for the best interests of Seller and its stockholders, (ii) approved this Agreement, the other Transaction Documents and the Transactions, (iii) resolved, subject to the terms of this Agreement, to recommend that the stockholders of Seller adopt a resolution authorizing the Sale and the Reorganization Transactions (the “Seller Recommendation”) (provided that any change, modification or rescission of such recommendation by the board of directors of Seller in accordance with Section 4.06 shall not be a breach of this Section 2.02(d)), and (iv) directed that such matter be submitted for consideration of the stockholders of Seller at the Stockholders’ Meeting, which resolutions, subject to Section 4.06(f), have not been rescinded, modified or withdrawn.

2.03 Capitalization and Title.

(a) The Shares represent all of the issued and outstanding shares of capital stock of the Company. Seller is the sole record and beneficial owner of the Shares, and, at the Closing, Seller will transfer and deliver to Purchaser valid title, in each case free and clear of any Encumbrances, other than (i) any Encumbrance arising out of, under or in connection with the Securities Act or any other applicable securities Laws, (ii) any Encumbrance arising out of or in connection with this Agreement or (iii) any Encumbrance created by or through, or resulting from any facts or circumstances relating to, Purchaser or its Affiliates. The Shares have been duly authorized, validly issued, and are fully paid and nonassessable and not subject to preemptive rights.

(b) As of the close of business on July 18, 2016 (the “Capitalization Date”), (i) 4,959,526 shares of Seller Common Stock were issuable upon exercise of outstanding and unexercised Seller Stock Options and (ii) 28,427,473 shares of Seller Common Stock were subject to Seller RSU Awards that were held by Employees and were outstanding and unvested, assuming, in the case of clause (ii), achievement of all applicable performance goals at the maximum level. Since the Capitalization Date through the execution of this Agreement, there have been no issuances, repurchases or redemptions of any Seller Equity Awards, other than (A) the issuance of shares of Seller Common Stock upon the exercise of Seller Stock Options or the settlement of Seller RSU Awards, in each case, outstanding as of the Capitalization Date in accordance with their terms, (B) the acquisition by Seller of shares of Seller Common Stock in connection with the surrender of such shares by holders of Seller Stock Options outstanding on the Capitalization Date to be able to pay the exercise price of such options in accordance with the terms of such options, (C) the withholding or disposition of shares of Seller Common Stock to satisfy withholding tax obligations with respect to any Seller Stock Options or Seller RSU Awards (collectively, “Seller Equity Awards”) outstanding on the Capitalization Date, and (D) upon the forfeiture of any Seller Equity Award outstanding on the Capitalization Date pursuant to its terms.

(c) Except as set forth in this Section 2.03, there are no options, warrants, convertible or exchangeable securities or other rights or Contracts obligating Seller or the Business Subsidiaries to issue or sell any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, any Business Subsidiary and no capital stock, equity securities or other equity interests of any Business Subsidiaries are reserved for issuance for any purpose. There are no outstanding obligations of Seller or the Business Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock, or other equity or voting interests in, the Business Subsidiaries. Other than as set forth in Section 4.15, none of Seller or the Business Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar Contract with respect to the voting of any shares of capital stock, or other equity or voting interests in, Seller or the Business Subsidiaries.

(d) There are no outstanding bonds, debentures, notes or other indebtedness of Seller or the Business Subsidiaries having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of Seller or the Business Subsidiaries may vote. Excalibur IP, LLC does not hold or own or otherwise have the right to license any assets other than the Intellectual Property Rights that are the subject of the License Agreement (and any ministerial or miscellaneous assets that are not material and that are ancillary to such Intellectual Property Rights).

(e) Section 2.03(e) of the Disclosure Schedules sets forth a true and complete list, as of the close of business on the Capitalization Date, of (i) each Seller RSU Award that was held by an Employee, (ii) the employee identification number of the Seller RSU Award holder, (iii) the number of shares of Seller Common Stock underlying each Seller RSU Award, (iv) the date on which the Seller RSU Award was granted and (v) the Seller Equity Plan under which the Seller RSU Award was granted.

2.04 Business Subsidiaries.

(a) All the outstanding shares of capital stock of, or other equity or voting interests in, each Business Subsidiary (other than the Shares) have been duly authorized and validly issued, are fully paid and nonassessable and are owned, directly or indirectly, as of the date hereof, by Seller, and, as of the Closing, by the Company, in each case free and clear of all Encumbrances, other than (i) any Encumbrance arising out of, under or in connection with the Securities Act or any other applicable securities Laws, (ii) any Encumbrance arising out of or in connection with this Agreement or (iii) any Encumbrance created by or through, or resulting from any facts or circumstances relating to, Purchaser or its Affiliates.

Section 2.04 of the Disclosure Schedules sets forth a true and complete list, as of the date hereof, of all Business Subsidiaries and any joint ventures, partnerships, minority investments (other than Excluded Assets) or other arrangements in which Seller or any Business Subsidiary has a limited liability company, partnership or other equity interest (and, to the Knowledge of Seller (except with respect to wholly-owned Subsidiaries), the percentage of any such interest). None of the Business Subsidiaries has any obligation to acquire any equity interest or other security in, or any commitment to make any capital contribution or investment in, or loan to, any Person (other than another Business Subsidiary).

2.05 No Conflicts. Assuming that the Seller Stockholder Approval and all Consents contemplated by Section 2.06 have been obtained, the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller and/or its applicable Subsidiaries (including of the Reorganization Agreement by the Company) do not and will not: (a) violate or conflict with the organizational documents of Seller or any of its Subsidiaries (including the Business Subsidiaries); (b) conflict with or violate any Law or Governmental Order applicable to Seller or its properties or to any of its Subsidiaries (including the Business Subsidiaries) or their respective properties; or (c) violate, conflict with or result in a breach of or default under (with or without due notice or lapse of time or both), require any consent, waiver or approval under or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance, other than a Permitted Encumbrance, upon any of the properties or assets of Seller or any of its Subsidiaries (including the Business Subsidiaries) pursuant to, any Material Contract or other material Contract (other than a lease or sublease of real property) or Lease, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

2.06 Governmental Consents and Approvals. Assuming the accuracy of Purchaser’s representation in Section 3.04, the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller and/or its applicable Subsidiaries (including of the Reorganization Agreement by the Company) do not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the Antitrust Laws of the jurisdictions set forth on Section 2.06(a)(i) of the Disclosure Schedules; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board, works council or relevant Governmental Authority concerning the transactions contemplated hereby pursuant to the Contracts set forth in Section 2.14(a) of the Disclosure Schedules; (c) as required by the Securities Act, the Exchange Act and any other applicable state or federal securities Laws; (d) as required by Nasdaq; or (e) to the extent that the failure to obtain any such Consents would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

2.07 SEC Documents.

(a) Since January 1, 2014, Seller has filed or furnished with the SEC all material forms, schedules, prospectuses, registration statements, reports and other documents required to be filed or furnished by it with the SEC (the “SEC Documents”). For the avoidance of doubt, the SEC Documents do not include any forms, schedules, prospectuses, registration statements, reports and other documents filed or furnished by Aabaco Holdings, Inc. As of their respective dates, or, if amended or superseded, as of the date of such amendment or superseding filing or document so furnished, (i) the SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. No executive officer of Seller has failed to make the certifications required by him or her under Section 302 or 906 of the Sarbanes-Oxley Act, with respect to any SEC Document, except as disclosed in certifications filed with the SEC Documents. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Seller relating to the SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of Seller included in the SEC Documents (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) fairly present in all material respects the consolidated financial position of Seller and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto), (iii) have been prepared in all material respects in accordance with the Books and Records of Seller and its consolidated Subsidiaries, and (iv) have been prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated therein or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments and to the absence of notes).

(c) Neither Seller (to the extent related to the Business) nor any of the Business Subsidiaries is a party to, nor does it have any commitment to become a party to material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

2.08 No Undisclosed Liabilities. Except (a) as reflected or expressly reserved against in Seller’s financial statements, or the notes thereto, included in the SEC Documents filed with the SEC and publicly available prior to the date of this Agreement, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of such financial statements, (c) for Liabilities arising out of or in connection with this Agreement and (d) Retained Liabilities, neither Seller nor any of the Business Subsidiaries has any Liabilities that would be required to be reflected or reserved against in a consolidated balance sheet of Seller and its consolidated Subsidiaries prepared in accordance with GAAP, as in effect on the date hereof, other than those which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

2.09 Disclosure Controls and Procedures. Seller has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Seller’s disclosure controls and procedures are designed to ensure that information required to be disclosed in Seller’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Seller’s management has completed an assessment of the effectiveness of Seller’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective. Seller is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. Since January 1, 2014 through the date hereof, Seller has not identified (i) any significant deficiencies or material weakness in the design or operation of internal control over financial reporting which reasonably could adversely affect Seller’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting.

2.10 Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Seller, threatened against Seller (to the extent related to the Business), any of the Business Subsidiaries or any of their respective assets, rights or properties, by or before any Governmental Authority, and Seller (to the extent related to the Business), the Business Subsidiaries and their respective assets, rights and properties are not subject to any Governmental Orders, in each case which would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

2.11 Compliance with Laws; Permits. Except with respect to those matters described in Sections 2.12 (Taxes), 2.13 (Employee Benefit Plans; ERISA), 2.14 (Labor Matters), and 2.17 (Environmental Matters):

(a) Since January 1, 2014, each of Seller (to the extent related to the Business) and the Business Subsidiaries has been in compliance with all Laws applicable to Seller or any of its assets and properties (in each case, to the extent related to the Business) and the Business Subsidiaries or any of their assets and properties, and none of Seller or the Business Subsidiaries has received any written notice from a Governmental Authority alleging noncompliance, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Since January 1, 2014, Seller (to the extent related to the Business) and the Business Subsidiaries are and have been in possession of, and in compliance with, all Permits necessary to carry on the Business as currently conducted, and all such Permits are in full force and effect and are not subject to any Action that would result in any modification, termination or revocation thereof, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c) None of Seller or its Subsidiaries, or to the Knowledge of Seller, any director, officer, employee, agent or other person acting on behalf of Seller or its Subsidiaries has, directly or indirectly, (i) used any funds of Seller or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Seller or its Subsidiaries; (iii) violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable Law that relates to bribery or corruption; (iv) established or maintained any unlawful fund of monies or other assets of Seller or its Subsidiaries; (v) made any fraudulent entry on the books or records of Seller or its Subsidiaries; or (vi) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Seller or its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

2.12 Taxes.

(a) All material Tax Returns required to be filed by Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or any Business Subsidiary have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) All material Taxes required to be paid with respect to the Transferred Assets, the Assumed Liabilities or the Business and all material Taxes required to be paid by or with respect to the Business Subsidiaries (including any consolidated, combined, unitary or affiliated group of which any of them is or has been a member), whether or not shown as due and payable on any Tax Return, have been duly and timely paid.

(c) There are no material audits, claims, proceedings or assessments regarding Taxes pending or threatened in writing as of the date hereof against Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities), the Business Subsidiaries or the Business.

(d) Each of Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) and the Business Subsidiaries has collected, deducted and withheld and timely paid to the appropriate Governmental Authority all material Taxes required to be collected, deducted, withheld or paid in connection with amounts paid or owning to, or received or owing from, any employee, independent contractor, creditor, stockholder or other third party.

(e) There are no Encumbrances for material Taxes on any asset of Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or of any Business Subsidiary other than Permitted Encumbrances.

(f) Neither the Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) nor any Business Subsidiary is a party to any Tax sharing agreement or Tax indemnity agreement pursuant to which it will have any obligation to make any payments for or in respect of Taxes after the Closing Date.

(g) Neither the Seller nor any Business Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a distribution during the last two (2) years that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(h) During the past three (3) years, no jurisdiction in which neither the Seller nor any Business Subsidiary files Tax Returns has asserted that the Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or such Business Subsidiary is liable for a material amount of Taxes in that jurisdiction.

(i) Neither the Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) nor any Business Subsidiary has extended or waived the application of any statute of limitations applicable to any claim for, or the period for the assessment or collection of, any material Tax.

(j) Neither Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) nor any Business Subsidiary is or has been a party to any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(k) None of the Business Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated, unitary, loss sharing or similar group for purposes of filing any Tax Return or paying Taxes (other than any such group of which Seller is or was the common parent), or (ii) has any liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise.

(l) None of the assets held by any Business Subsidiary that is not a “U.S. person” within the meaning of the Code is a “United States real property interest” within the meaning of Section 897(c) of the Code.

2.13 Employee Benefit Plans; ERISA.

(a) Section 2.13(a) of the Disclosure Schedules sets forth a complete and accurate list, as of the date of this Agreement, identifying each material Benefit Plan and each material Non-U.S. Benefit Plan. With respect to each material Benefit Plan and each material Non-U.S. Benefit Plan, Seller has furnished or made available to Purchaser (or, with respect to Non-U.S. Benefit Plans, will furnish or make available to Purchaser within sixty (60) days following the date of this Agreement), as applicable, accurate and complete copies of (other than any documents that are prohibited from being made available as a result of applicable Laws regarding the safeguarding of data privacy) (i) such Benefit Plan or such Non-U.S. Benefit Plan, as applicable, and all material amendments thereto; and (ii) to the extent applicable, (A) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Benefit Plan or such Non-U.S. Benefit Plan, as applicable, (C) the most recent actuarial report, financial statement or valuation report relating to such Benefit Plan or such Non-U.S. Benefit Plan, as applicable, (D) a current IRS opinion or favorable determination letter with respect to such Benefit Plan, (E) the most recent summary plan description, if any, required under ERISA with respect to such Benefit Plan, and (F) all material correspondence to or from any Governmental Authority relating to such Benefit Plan or such Non-U.S. Benefit Plan, as applicable, during the past twelve (12) months; provided, that any such correspondence with respect to Non-U.S. Benefit Plans will be furnished by Purchaser within sixty (60) days following the date of this Agreement.

(b) With respect to each Benefit Plan and Non-U.S. Benefit Plan, as applicable, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (i) if intended to be qualified under Section 401(a) of the Code, such Benefit Plan is the subject of an unrevoked favorable determination or opinion letter from the IRS, and, to the Knowledge of Seller, nothing has occurred since the date of the most recent such determination that would adversely affect such qualification, (ii) such Benefit Plan has been established, maintained and administered in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, and (iii) no disputes are pending, or, to the Knowledge of Seller, threatened against such Benefit Plan or such Non-U.S. Benefit Plan (or any assets or fiduciary thereof) other than routine claims for benefits made in the ordinary course of the Benefit Plan’s or Non-U.S. Benefit Plan’s, as applicable, operations, and there are no current or threatened audits, investigations or non-routine requests for information by any Governmental Authority with respect to such Benefit Plan or such Non-U.S. Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, none of Seller, any of the Business Subsidiaries nor any of their respective ERISA Affiliates sponsors or contributes to, or has any liability (whether actual or contingent) with respect to, (i) a “defined benefit plan” (as defined in ERISA Section 3(35)) that is subject to ERISA; (ii) a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) that is subject to ERISA; (iii) a pension plan subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, in any case, either directly or through any ERISA Affiliate; (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) that is subject to ERISA; (v) a “multiple employer plan” (as defined in Section 413(c) of the Code) that is intended to be qualified under Section 401(a) of the Code; or (vi) any plan, program or arrangement that provides for post-retirement or other post-employment health or welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or similar applicable Law).

(d) During the immediately preceding six (6) years, (i) no Liability under Section 302 or Title IV has been incurred by Seller, the Business Subsidiaries or their respective ERISA Affiliates or their respective predecessors that has not been satisfied in full, and no condition exists that presents a risk to Seller, the Business Subsidiaries or any such ERISA Affiliates of incurring any such Liability; and (ii) no event has occurred and, to the Knowledge of Seller, there currently exists no condition or circumstances that would subject Seller or the Business Subsidiaries to any Controlled Group Liability with respect to any employee benefit plan that is not a Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(e) All contributions required to be made under the terms of any of the Benefit Plans or Non-U.S. Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Seller’s financial statements, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(f) The consummation of the Transactions will not (either alone or together with any other event, whether contingent or otherwise, and including a subsequent termination of employment or services) (i) entitle any current or former employee, director or independent contractor of Seller (to the extent related to the Business) or any of the Business Subsidiaries to any material payment or benefit, (ii) accelerate the time of payment or vesting, trigger any material payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount payable or trigger any other material obligation pursuant to, any Benefit Plan or Non-U.S. Benefit Plan, or (iii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, director or independent contractor of Seller or any of the Business Subsidiaries, except, in the case of clauses (i) and (ii), as provided in this Agreement or as required by applicable Law.

(g) There is no Contract, Benefit Plan, Non-U.S. Benefit Plan or other plan, policy, program or arrangement by which Seller or any of the Business Subsidiaries is bound to compensate any employee, director or independent contractor for excise taxes paid pursuant to Section 409A or 4999 of the Code.

(h) Each Non-U.S. Benefit Plan (i) has been established, administered and maintained in accordance with all applicable requirements (including applicable Law and the terms of such plan), except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect and (ii) that is intended to qualify for special Tax treatment meets all material requirements for such treatment, and, to the Knowledge of Seller, no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such qualification.

(i) This Section 2.13 and Section 2.14, together with Section 2.03, Section 2.06(b), and the second sentence of Section 2.18, contain the sole and exclusive representations and warranties provided with respect to all matters relating to employee benefits, employment and employment practices with respect to each of Seller, the Business Subsidiaries and the Business.

2.14 Labor Matters.

(a) Section 2.14(a) of the Disclosure Schedules sets forth a complete and accurate list, as of the date of this Agreement, of each collective bargaining agreement or other material Contract with any labor organization, works council, union or similar employee representative body with respect to the Employees. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (i) there are no strikes, work stoppages, work slowdowns, lockouts, picketing or other similar labor activities pending or, to the Knowledge of Seller, threatened in writing against Seller (to the extent related to the Business) or any of the Business Subsidiaries, and (ii) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Seller, threatened in writing by or on behalf of any Employee or group of Employees of Seller (to the extent related to the Business) or any of the Business Subsidiaries against Seller (to the extent related to the Business) or any of the Business Subsidiaries before the National Labor Relations Board or any other similar labor tribunal or authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Seller (to the extent related to the

Business) and the Business Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, worker classification, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c) Prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Seller (to the extent related to the Business) and the Business Subsidiaries have satisfied any legal or contractual requirement to provide notice to, enter into any consultation procedure with or obtain an opinion from any labor or trade union, works council, employee forum or other employee representative body recognized by Seller or any of the Business Subsidiaries for collective consultation purposes in relation to any Employee, in connection with the execution of this Agreement or the Transactions.

(d) Section 2.13 and this Section 2.14, together with Section 2.03, Section 2.06(b) and the second sentence of Section 2.18, contain the sole and exclusive representations and warranties provided with respect to all matters relating to employee benefits, employment and employment practices with respect to each of Seller, the Business Subsidiaries and the Business.

2.15 Real Property.

(a) (i) Each material lease or sublease (a “Lease”) pursuant to which Seller (to the extent related to the Business) or any of the Business Subsidiaries leases or subleases real property (excluding all leases or subleases for data centers) (the “Leased Real Property”) is in full force and effect and Seller or the applicable Business Subsidiary has good and valid leasehold title in each parcel of the Leased Real Property pursuant to such Lease, free and clear of all Encumbrances other than Permitted Encumbrances, except in each case where such failure would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect and (ii) there are no defaults by Seller or a Business Subsidiary (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by Seller or a Business Subsidiary) and to the Knowledge of Seller, there are no defaults by any other party to such Lease (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by such other party) under such Lease, except where such defaults would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) (i) Seller and the Business Subsidiaries have good and marketable title to all of the real property owned in fee by Seller (to the extent related to the Business) or any of the Business Subsidiaries (the “Owned Real Property”), free and clear of any Encumbrances other than Permitted Encumbrances; (ii) there are no leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Owned Real Property; (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect; and (iv) neither Seller nor any of the Business Subsidiaries has received written notice of any default under any restrictive covenants affecting the Owned Real Property and the Leased Real Property that remains uncured, and no event has occurred that, after notice or the lapse of time or both, would constitute such a default, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c) Section 2.15(c) of the Disclosure Schedules contains a complete and correct list of the (i) Owned Real Property and (ii) Leases. Seller has made available to Purchaser a true, correct and complete copy of each Lease with respect thereto (including all material amendments, modifications and supplements thereto).

2.16 Intellectual Property.

(a) To the Knowledge of Seller, Section 2.16(a) of the Disclosure Schedules sets forth a true and complete list of all Owned Business Intellectual Property that, as of the date hereof, is issued by, registered with, or subject to a pending application for issuance or registration with, any Governmental Authority (“Registered Owned Business IP”). To the Knowledge of Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Seller (to the extent related to the Business) or one of the Business Subsidiaries exclusively owns the Owned Business Intellectual Property.

(b) To the Knowledge of Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Seller or one of the Business Subsidiaries has the right to use, all Seller Licensed Software. All material issued Patents and material Mark and Copyright registrations included in the Registered Owned Business IP are (i) to the Knowledge of Seller, subsisting, valid and enforceable, and (ii) free and clear of all Encumbrances, other than Permitted Encumbrances; provided that the foregoing representation and warranty does not apply to any Intellectual Property Rights owned by any Person acquired by Seller after January 1, 2013 that Seller paid less than $100 million dollars of total consideration to acquire such Person (with any non-cash consideration being valued at the fair market value thereof as of the consummation of such acquisition). Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, as of the date hereof, there are no Actions pending, or, to the Knowledge of Seller, threatened in writing since January 1, 2013 and not resolved, against Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or the Business Subsidiaries contesting the validity, enforceability, use or ownership of any Owned Business Intellectual Property.

(c) To the Knowledge of Seller, neither Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) nor the Business Subsidiaries, nor any of their respective products or services, or the manufacture, use, sale, offer for sale, importation, and other commercial exploitation of any such products and services by or on behalf of Seller or the Business Subsidiaries, nor the conduct of the Business infringes or misappropriates any Intellectual Property Rights of any third party (provided that the foregoing representation and warranty does not apply to any third party products or services sold or otherwise provided or made available through any products or services of Seller or any of the Business Subsidiaries). As of the date hereof, to the Knowledge of the Seller, there are no

Actions pending, or threatened in writing since January 1, 2013 and not resolved (other than any such threatened Actions with respect to which there has been no communication for over one (1) year between Seller or any Business Subsidiary and the threatening party), against Seller (to the extent related to the Business) or any of the Business Subsidiaries that involve a claim against Seller (to the extent related to the Business) or any of the Business Subsidiaries of infringement or misappropriation of any Intellectual Property Rights of any Person. Notwithstanding any other representation, warranty or other provision in this Agreement, this Section 2.16(c) contains the only representations and warranties made by Seller with respect to infringement or misappropriation by Seller or any of the Business Subsidiaries of any Intellectual Property Rights of any other Person. Notwithstanding any of the foregoing in this Section 2.16(c), the representations, warranties and other provisions in this Section 2.16(c) do not apply to any Intellectual Property Rights owned by any Person acquired by Seller after January 1, 2013 that Seller paid less than $100 million dollars of total consideration to acquire such Person (with any non-cash consideration being valued at the fair market value thereof as of the consummation of such acquisition).

(d) To the Knowledge of Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, as of the date hereof, no Person is infringing or misappropriating any Owned Business Intellectual Property as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, as of the date hereof, there are no Actions pending, or, to the Knowledge of Seller, threatened in writing since January 1, 2013 and not resolved, by Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or any of the Business Subsidiaries that involve a claim against any Person of infringement or misappropriation of any Owned Business Intellectual Property.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, Seller and the Business Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets included in the Owned Business Intellectual Property. To the Knowledge of Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, no Trade Secrets included in the Owned Business Intellectual Property have been authorized to be disclosed or actually disclosed by Seller or any of the Business Subsidiaries to any other Person other than pursuant to a written confidentiality agreement that imposes restrictions on the use and disclosure of such Trade Secrets.

(f) To the Knowledge of Seller, the execution, delivery and performance of this Agreement and the Reorganization Agreement and the consummation of the Transactions will not, pursuant to any Contract to which Seller or any of the Business Subsidiaries is a party, require Seller or any of the Business Subsidiaries to assign or exclusively license to a third party any material Owned Business Intellectual Property.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, since January 1, 2013, all Persons (including current and former employees and independent contractors) who have created or contributed to the creation of any Owned Business Intellectual Property have executed enforceable written agreements that validly and irrevocably assign to Seller or one of the

Business Subsidiaries, to the extent permitted under applicable Law, all of their rights in and to such Owned Business Intellectual Property, or Seller and the Business Subsidiaries own all such Owned Business Intellectual Property pursuant to applicable Law. Seller and the Business Subsidiaries have taken commercially reasonable actions to maintain the validity and enforceability of any material issued Patent or material Mark or Copyright registration included in the Registered Owned Business IP under applicable Law.

(h) To the Knowledge of Seller, neither Seller nor the Business Subsidiaries has included, incorporated or embedded any Open Source Software that is subject to any Copyleft License in any Owned Business Software that is distributed by Seller or any of the Business Subsidiaries to any Person (other than Seller or any Business Subsidiary).

(i) To the Knowledge of Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, neither Seller nor any of the Business Subsidiaries has disclosed or delivered or authorized to be disclosed to any escrow agent or any other Person (other than an employee) any of the source code for any Owned Business Software other than pursuant to a written Contract that imposes restrictions on the use and disclosure of such source code.

(j) The Intellectual Property Rights licensed to Seller and the Business Subsidiaries under the License Agreement and the Business Intellectual Property constitute, in all material respects, all Intellectual Property Rights necessary to operate the Business as currently conducted.

(k) Seller and the Business Subsidiaries post policies with respect to Personal Data in their possession or Processed on their behalf on any websites or online services operated by Seller or the Business Subsidiaries in conformance in all material respects with all applicable Privacy Laws. To the Knowledge of Seller, Seller and the Business Subsidiaries’ written public-facing privacy policies fully and accurately disclose how the Business Processes Personal Data except where the failure to disclose would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(l) To the Knowledge of Seller, Seller and the Business Subsidiaries are, and in the past have made themselves, in compliance, in all material respects with: (i) all applicable Privacy Laws; (ii) all of Seller’s and the Business Subsidiaries’ written public-facing policies regarding privacy and data security; and (iii) any existing and currently effective written contractual commitment made by Seller or the Business Subsidiaries with respect to Personal Data; in each case (i), (ii) and (iii) except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(m) To the Knowledge of Seller, Seller and the Business Subsidiaries have contractually obligated all third-party service providers, outsourcers, processors, or other third parties Processing Personal Data, in each case on behalf of Seller or the Business Subsidiaries to (i) comply with applicable Privacy Laws (except where the failure to obligate such third-party would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect); and (ii) take reasonable steps to protect and secure Personal Data from loss, theft, unauthorized access, use, modification, disclosure or other misuse.

(n) Seller and the Business Subsidiaries have obtained or will obtain any and all necessary rights, permissions, and consents to permit the transfer of Personal Data in connection with the Transactions, and such transfer will not violate in any material respect any applicable Privacy Laws.

(o) To the Knowledge of Seller, Seller and the Business Subsidiaries have implemented and maintain organizational, physical, administrative, and technical measures applicable to Personal Data that are reasonably consistent with (i) reasonable practices in the industry in which Seller and the Business Subsidiaries operate, (ii) any existing and currently effective written contractual commitment made by Seller or the Business Subsidiaries that is applicable to Personal Data, and (iii) any written public-facing policy adopted by Seller or the Business Subsidiaries related to privacy, information security or data security, in each case (i), (ii) and (iii) that are intended to protect the integrity, security and operations of Seller or the Business Subsidiaries’ information technology systems (and data therein) against loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse, except in each case (i), (ii) and (iii) where the failure to have implemented and maintain any such measures would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Seller and the Business Subsidiaries maintain, and contractually require any third parties acting on their respective behalf to maintain, a written public-facing information privacy and security program that maintains reasonable and appropriate measures to protect the privacy, operation, confidentiality, integrity, and security of all Personal Data against any Security Breach. Seller and the Business Subsidiaries use reasonable efforts to inform all employees of and consultants to Seller and the Business Subsidiaries who have access to or Process Personal Data of Seller’s or the Business Subsidiaries’ applicable current written public-facing privacy and security policies. Seller has delivered or made available true and complete copies of all current written public-facing policies and procedures relating to the Processing and security of Personal Data.

(p) To the Knowledge of Seller, there have not been any incidents of, or third party claims alleging, (i) Security Breaches, unauthorized access or unauthorized use of any of Seller’s or the Business Subsidiaries’ information technology systems or (ii) loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Seller’s or the Business Subsidiaries’ possession, or other confidential data owned by Seller or the Business Subsidiaries (or provided to Seller or the Business Subsidiaries by their customers) in Seller’s or the Business Subsidiaries’ possession, in each case (i) and (ii) that could reasonably be expected to have a Business Material Adverse Effect. Neither Seller nor the Business Subsidiaries have notified in writing, or to the Knowledge of Seller, been required by applicable Law or a Governmental Authority to notify in writing, any Person of any Security Breach. To the Knowledge of Seller, neither Seller nor the Business Subsidiaries have received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Laws with respect to Personal Data possessed by Seller or the Business Subsidiaries, in each case that could reasonably be expected to have a Business Material Adverse Effect.

(q) This Section 2.16, Section 2.05, the second sentence of Section 2.18, Section 2.19 and Section 2.20 contains the sole and exclusive representations and warranties provided with respect to all matters relating to Intellectual Property Rights or the collection, use, storage, retention, disclosure or disposal of personally identifiable information with respect to each of Seller, the Business Subsidiaries and the Business.

2.17 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (a) Seller (to the extent related to the Business) and the Business Subsidiaries are, and their activities at the Owned Real Property and Leased Real Property are, in compliance with all applicable Environmental Laws; (b) since January 1, 2012, Seller (to the extent related to the Business) and the Business Subsidiaries have obtained and are in compliance with all Permits required for the operation of the Business under applicable Environmental Laws; (c) since January 1, 2012, neither Seller (to the extent related to the Business) nor the Business Subsidiaries have been subject to any pending or, to the Knowledge of Seller, threatened Environmental Claim; (d) there has been no Release of Hazardous Materials at, from, to, on or under any of the properties that are currently or formerly owned, leased, or operated by Seller or any of the Business Subsidiaries or, any properties to which Seller or any of Business Subsidiaries has sent Hazardous Materials for which Release Seller or any of the Business Subsidiaries could reasonably be expected to have liability under Environmental Laws; (e) since January 1, 2012, neither Seller (to the extent related to the Business) nor the Business has paid any material fine or penalty relating to any Environmental Law, Hazardous Materials or an Environmental Claim; and (f) neither Seller (to the extent related to the Business) nor the Business have entered into any agreement to indemnify, any Person for any conditions or claims involving any Releases of Hazardous Substances into soil or groundwater that remains legally binding. This Section 2.17, Section 2.05, Section 2.06, Section 2.08 and the second sentence of Section 2.18 contain the sole and exclusive representations and warranties in this Agreement relating to environmental matters, including matters arising under Environmental Laws or otherwise relating to Hazardous Materials.

2.18 Absence of Certain Changes. Except (i) in connection with the negotiation and execution of this Agreement, the Reorganization Transactions, the Debt Tender Offer, or, for the avoidance of doubt, the IP Monetization or (ii) as otherwise contemplated or permitted by this Agreement, since December 31, 2015 through the date hereof, the Business has been conducted in the ordinary course consistent with prior practice. Since December 31, 2015, there has not occurred a Business Material Adverse Effect.

2.19 Material Contracts. Section 2.19 of the Disclosure Schedules contains an accurate list as of the date of this Agreement of all the Contracts, excluding any Leases, currently in effect of the following types to which Seller (to the extent related to the Business) or any of the Business Subsidiaries is a party or to which any of their assets or properties is subject (the “Material Contracts”):

(a) any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof) or (ii) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(b) any Contract that restricts or prohibits, or purports to restrict or prohibit, Seller (to the extent related to the Business) or any of the Business Subsidiaries (i) from engaging or competing in any business or soliciting any client or customer in any geographic area (in each case, other than (A) non-exclusive, inbound licenses to Intellectual Property Rights that are subject to territorial limitations and (B) covenants not to assert, sue or challenge), including Contracts that contain a “exclusivity” or similar term, or acquiring or disposing of securities of another person (or that following the Closing would materially restrict Purchaser or its Subsidiaries in any such manner) or (ii) from soliciting individuals for employment;

(c) any loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those solely between or among Seller and/or the Business Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $25,000,000;

(d) (i) any Contract establishing or governing the management of any joint venture or partnership that is material to the operations of the Business, and (ii) any Contract material to the operations of the Business with (A) SoftBank Group Corp. and its controlled Affiliates, (B) Yahoo Japan Corporation and its controlled Affiliates, (C) Seven Network Limited and its controlled Affiliates, (D) Microsoft Corporation and its controlled Affiliates and (E) Alphabet Inc. and its controlled Affiliates, in each case of (A) through (E), other than Contracts entered into in the ordinary course of business consistent with past practice on standard terms;

(e) any Contract pursuant to which Seller (to the extent related to the Business) or the Business Subsidiaries (i) was obligated to pay more than $25,000,000 for the year ended December 31, 2015 or may be obligated to pay such amount for the year ended December 31, 2016 (other than revenue share arrangements) (excluding any Contract covered in the immediately following clause (ii)), (ii) is obligated to pay the counterparty a minimum price or revenue guarantee amount involving amounts reasonably expected to be greater than $25,000,000 annually, or (iii) received, net of traffic acquisition costs, revenues of greater than $25,000,000 for the year ended December 31, 2015 or that is expected to result in the receipt, net of traffic acquisition costs, of revenues of greater than $25,000,000 for the year ending December 31, 2016;

(f) any Contract (i) that contains a “most-favored-nation” clause or similar term pursuant to which Seller or any of the Business Subsidiaries provides preferential pricing or treatment to any other Person or (ii) that grants any put, call, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Seller (to the extent related to the Business) or the Business Subsidiaries;

(g) any Contract with a sales representative with expected aggregate annual payments by or to Seller (to the extent related to the Business) or the Business Subsidiaries in excess of $25,000,000;

(h) any Contract providing for the acquisition or disposition, including on a contingent basis, of any assets, business, securities or otherwise outside the ordinary course of business by Seller (to the extent related to the Business) or the Business Subsidiaries or for consideration in excess of $25,000,000, other than Contracts for transactions that have closed for which there are no remaining holdback or deferred purchase obligations, earn-out obligations, pending indemnification obligations that are not secured by funds held in escrow or other contingent or similar obligations (other than obligations with respect to time-based retention) that would reasonably be expected to result in Liabilities in excess of $25,000,000;

(i) any Contract that obligates Seller (to the extent related to the Business) or any of the Business Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person in excess of $25,000,000;

(j) any Contract that is material to the Business under which Seller (to the extent related to the Business) or any of the Business Subsidiaries: (i) is a party to an express cross-license under or to any Patents that are material to the Business; (ii) has received an express license under or to any Patents that are material to the Business (excluding implied licenses to Patents in connection with the purchase or licensing of Software, hardware or services); or (iii) has received an express license under or to any Software owned by any other Person that (A) is material to the Business and (B) has an annual cost of greater than $15,000,000 (excluding any licenses for generally available, unmodified, commercial Software or “click-wrap,” “shrink-wrap” or freely downloadable Software (including Open Source Software) or licenses included in advertising insertion orders);

(k) any Contract that is material to the Business under which Seller (to the extent related to the Business) or any of the Business Subsidiaries has granted an express license under or to any Patents included in the Registered Owned Business IP that are material to the Business;

(l) any Contract pursuant to which (i) any third Person creates, develops, supports, maintains or customizes for or on behalf of Seller (to the extent related to the Business) or any of the Business Subsidiaries any Intellectual Property Rights or Software material to the Business for aggregate annual or one-time fees in excess of $15,000,000 or (ii) Seller or any of the Business Subsidiaries, for aggregate annual or one-time fees in excess of $15,000,000, creates, develops or customizes any Intellectual Property Rights or Software for any third Person; and

(m) any outstanding commitment or agreement to enter into any of the foregoing.

Seller has made available to Purchaser prior to the date of this Agreement a complete and correct copy of each Material Contract as in effect on the date of this Agreement. Neither Seller nor any Business Subsidiary is in breach of or default under the terms of any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Seller or any Business Subsidiary, in each case where such breach or default would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Seller, no other party to any Material Contract is in breach of or default under the terms of any Material Contract and, to the Knowledge of Seller, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any other party thereto, in each case where such breach or default would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Each Material Contract is a valid and binding obligation of Seller or the applicable Business Subsidiary and, to the Knowledge of Seller, a valid and binding obligation of each other party thereto. Each Material Contract is in full force and effect and enforceable against the other parties thereto, except (i) as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (ii) as such enforceability may be limited by the Enforceability Limitations and (iii) for any Material Contract that has expired or been terminated in accordance with its terms other than as a result of a breach thereof or default thereunder by Seller. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (x) there are no disputes pending or, to the Knowledge of Seller, threatened with respect to any Material Contract or counterparty thereto and (y) neither Seller nor any of the Business Subsidiaries has received any written (or to Seller’s Knowledge, oral) notice of the intention of any such counterparty to terminate for default, convenience or otherwise any Material Contract, nor, to the Knowledge of Seller, is any such party threatening to do so.

2.20 Rights and Obligations. Assuming receipt of all Consents that are required in connection with the consummation of the Transactions, the Business Subsidiaries (for the avoidance of doubt, including (if applicable) SaleCo2 and its Subsidiaries) (after giving effect to the Reorganization Transactions (including the transactions contemplated by Section 1.7 of the Reorganization Agreement)) will have substantially the same rights and obligations (excluding the Excluded Assets and the Retained Liabilities) with respect to the Business immediately following the Closing as Seller and the Business Subsidiaries had immediately prior to consummation of the Reorganization Transactions.

2.21 Seller Stockholder Approval. Assuming the Seller Stockholder Approval is obtained, no other vote of stockholders of Seller is required in connection with the consummation of the transactions contemplated hereby.

2.22 Information Supplied. The Proxy Statement will not, as of the date of filing and at the date it is first mailed to the stockholders of Seller and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 2.22 will not apply to statements or omissions included in the Proxy Statement based upon information furnished to Seller by Purchaser specifically for use therein.

2.23 State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to Seller or the Company is applicable to the Sale and the Reorganization Transactions.

2.24 Brokers. Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Sale and the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Seller or the Business Subsidiaries.

2.25 Insurance. Seller and the Business Subsidiaries maintain insurance in such amounts and against such risks in all material respects as is customary for the industries in which Seller (to the extent related to the Business) and the Business Subsidiaries operate and as the management of Seller has in good faith determined to be reasonable. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all material insurance policies maintained by or on behalf of Seller (to the extent related to the Business) and the Business Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by Seller and the Business Subsidiaries and all claims thereunder have been filed in due and timely fashion.

2.26 Disclaimer. Except as set forth in this Article II or the other Transaction Documents, none of Seller, its Affiliates or any of its Representatives makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of Seller, the Business Subsidiaries or their respective Affiliates. Any such other representation or warranty is hereby expressly disclaimed. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Seller in this Article II or the other Transaction Documents, none of Seller, its Affiliates or any of its Representatives makes or has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate or budget of future results or future financial condition relating to Seller, any of the Business Subsidiaries or the Business, or (b) any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence investigation of Seller, any of the Business Subsidiaries or the Business, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

3.01 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

3.02 Authority and Enforceability. Purchaser has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery of this Agreement by Seller, this Agreement is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

3.03 No Conflicts. Assuming that all Consents contemplated by Section 3.04 have been obtained, the execution, delivery and performance of this Agreement by Purchaser do not and will not: (a) violate or conflict with the organizational documents of Purchaser; (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its properties; or (c) violate, conflict with or result in a breach of or default under (with or without due notice or lapse of time or both), require any consent, waiver or approval under or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance, other than any Permitted Encumbrance, upon any of the properties or assets of Purchaser pursuant to, any Contract to which Purchaser or any of its Affiliates is a party or by which Purchaser or any of its Affiliates or any of their respective properties or assets may be bound except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.04 Governmental Consents and Approvals. Assuming the accuracy of Seller’s representations in Section 2.06, the execution, delivery and performance of this Agreement by Purchaser do not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the Antitrust Laws of the jurisdictions set forth on Section 2.06(a) of the Disclosure Schedules; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board, works council or relevant Governmental Authority concerning the Transactions; (c) as required by the Securities Act, the Exchange Act and any other applicable state or federal securities Laws; (d) as required by any applicable stock exchange; or (e) to the extent that the failure to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.05 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Purchaser, threatened, against Purchaser, any of its Affiliates or any of their respective assets, rights or properties, by or before any Governmental Authority, and Purchaser, its Affiliates and their respective assets, rights or properties are not subject to any Governmental Orders, in each case which would, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.06 Investment Purpose. Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Shares are not registered under the Securities Act, or any state securities Laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws, as applicable. Purchaser acknowledges it is a sophisticated party and has sufficient knowledge, experience and expertise to evaluate, and is fully informed as to, the merits and risks of the transactions contemplated by this Agreement and ownership of the Shares, and that Purchaser has been adequately represented by counsel with respect to such transactions. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment). Purchaser acknowledges that Seller has given Purchaser and its representatives the opportunity to ask questions of Seller and the Business Subsidiaries and to acquire such additional information regarding the Business and its financial condition as Purchaser has requested.

3.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of Purchaser expressly for inclusion or incorporation by reference in the Proxy Statement will, as of the date of filing and at the date it is first mailed to the stockholders of Seller and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.08 Brokers. Purchaser shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Sale and the other transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Purchaser.

3.09 Financing. As of the date hereof and at all times prior to the Closing, Purchaser has and will have cash on hand and access to borrowing facilities, and, as of the Closing, Purchaser will have cash on hand, sufficient for the satisfaction of all of its obligations under this Agreement, including the payment of the Purchase Price, and the payment of all related fees and expenses and any other amounts required to be paid by Purchaser in connection with the consummation of the transactions contemplated by this Agreement. Purchaser’s obligations hereunder are not subject to a condition regarding Purchaser’s obtaining of funds to consummate the transactions contemplated by this Agreement.

3.10 Investigation by Purchaser. Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of Seller, the Business Subsidiaries and the Business and acknowledges that it has been provided access to the properties, premises and records of Seller, the Business Subsidiaries and the Business for this purpose. In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis, and Purchaser acknowledges that, except for the representations and warranties of Seller expressly set forth in Article II and the other Transaction Documents, none of Seller nor any of its Representatives makes, and Purchaser has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Representatives. Without limiting the generality of the foregoing, except for the representations and warranties made by Seller in Article II or the other Transaction Documents, none of Seller nor any of its Representatives or any other Person has made, and Purchaser has not relied on, a representation or warranty to Purchaser with respect to (a) any projections, estimates or budgets of future results or future financial condition relating to Seller, any of the Business Subsidiaries or the Business or (b) any material, documents or information relating to Seller, the Business Subsidiaries or the Business made available to Purchaser or its Representatives in any “data room” or otherwise, except as expressly and specifically addressed by a representation or warranty set forth in Article II or the other Transaction Documents.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.01 Conduct of the Business. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), except (i) as required by applicable Law, (ii) as set forth on Section 4.01 of the Disclosure

Schedules, (iii) as specifically required under this Agreement, (iv) in connection with the Reorganization Transactions, the Debt Tender Offer, the Foreign Sale, or, for the avoidance of doubt, the IP Monetization, in accordance with and as expressly contemplated by this Agreement and the Reorganization Agreement, (v) the entry into an agreement for or the consummation of a Permitted WholeCo Proposal in and of itself (it being understood that this clause (v) shall not be deemed to permit such Permitted WholeCo Proposal to also include another action that is otherwise expressly prohibited under clause (y) below without Purchaser’s consent (which consent shall not be unreasonably withheld, conditioned or delayed)) or (vi) as otherwise waived or consented to in writing by Purchaser (which waivers or consents shall not be unreasonably withheld, conditioned or delayed), Seller (to the extent related to the Business; provided, that the following clauses (x) and (y) shall apply to Seller (and not only to the Business Subsidiaries) to the extent unrelated to the Business only if the act or omission in question would or would reasonably be expected to be adverse (other than in a de minimis respect) to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (in a manner related to the Transactions including from a Tax perspective or otherwise) or the Transactions) shall (x) and shall cause the Business Subsidiaries to, (a) carry on the Business in all material respects in the ordinary course of business consistent with past practice and (b) use reasonable best efforts to preserve intact the business organization and goodwill of the Business and the relationships of the Business Subsidiaries with their customers and suppliers and other persons having material business relationships with the Business in all material respects and (y) not, and shall cause the Business Subsidiaries not to:

(a) amend the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of any of the Business Subsidiaries or take any action with respect to any such amendment;

(b) (i) split, combine, subdivide, reclassify, purchase, redeem, repurchase or otherwise acquire, issue, sell, pledge, dispose, encumber or grant any shares of any Business Subsidiary’s capital stock or any options, warrants, convertible or exchangeable securities, stock-based performance units, equity awards denominated in shares of any Business Subsidiary’s capital stock or other rights of any kind to acquire any shares of any Business Subsidiary’s capital stock or enter into any agreement, understanding or arrangement with respect to the sale or voting of any Business Subsidiary’s capital stock, (ii) other than in a bona fide offering to the public where, to the Knowledge of Seller, no Third Party acquires beneficial ownership of greater than five percent (5%) of any class of capital stock of, or other equity or voting interests in, Seller, issue, sell, pledge, dispose of, encumber or grant any such securities unless any such acquiror of such securities expressly permits the consummation of the Transactions as contemplated hereunder and agrees to vote, or cause to be voted, all Seller securities directly or indirectly beneficially owned by such acquiror and its Affiliates in favor of the Sale and the Reorganization Transactions at the Stockholders’ Meeting or any adjournment or any postponement thereof, or (iii) issue, grant, acquire, purchase, redeem or repurchase any equity-based award in respect of Seller Common Stock, other than, in the case of clause (iii), (A) the issuance of shares of Seller Common Stock upon the exercise of Seller Stock Options or the settlement of Seller RSU Awards outstanding as of the date hereof or permitted to be granted hereunder, in each case, in accordance with their terms, (B) the acquisition by Seller of shares of Seller Common Stock in connection with the surrender of such shares by holders of Seller Stock Options outstanding as of the date hereof or permitted to be granted hereunder, in each case, to be able to pay the exercise price of such options in accordance with the terms of such options, (C) the withholding or disposition of shares of Seller Common Stock to satisfy withholding tax obligations with respect to any Seller Equity Award outstanding as of the date hereof or permitted to be granted hereunder, in each case, in accordance with their terms, (D) upon the forfeiture of outstanding Seller Equity Awards pursuant to their terms or (E) the issuance or delivery of Acquisition Holdback Stock;

(c) declare, set aside, authorize, make or pay any dividend or other distribution, payable in stock, property or otherwise, with respect to any of its or the Business Subsidiaries’ capital stock, other than dividends or other distributions (i) paid by any direct or indirect Business Subsidiary to any other Business Subsidiaries or (ii) payable in Cash, Excluded Assets, or any class of capital stock of, or other equity or voting interests in, Seller;

(d) acquire (by merger, consolidation, lease, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies, equipment, bandwidth or other assets for the purpose of being used in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts in effect on the date hereof and previously made available to Purchaser, (iii) leases or subleases under which Seller (to the extent related to the Business) or any of the Business Subsidiaries is the tenant or subtenant entered into in the ordinary course of business consistent with past practice and involving no more than $10,000,000 in aggregate payments over the entire life of such lease or sublease, or as reasonably necessary to facilitate Seller’s post-Closing operations (which leases or subleases will not be transferred to or assumed by the Company pursuant to the Reorganization Agreement or otherwise to or by a Business Subsidiary and which would not, individually or in the aggregate, reasonably be expected to delay or prevent the satisfaction of any of the conditions set forth in Article V), (iv) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $25,000,000 individually or $50,000,000 in the aggregate (provided, that for any such acquisitions below the foregoing thresholds with a purchase price (including assumed indebtedness) exceeding $10,000,000 individually, Seller shall consult in advance with Purchaser in good faith), (v) capital expenditures, which are the subject of Section 4.01(l), and (vi) assets, securities, properties, interests or businesses which are acquired by Seller as reasonably necessary to facilitate Seller’s post-Closing operations, which will not be transferred to or assumed by the Company pursuant to the Reorganization Agreement or otherwise to or by a Business Subsidiary and which would not, individually or in the aggregate, reasonably be expected to delay or prevent the satisfaction of any of the conditions set forth in Article V;

(e) sell, license, lease or otherwise transfer, or create or incur any Encumbrance on any of Seller’s (to the extent related to the Business) or the Business Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) with respect to inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) with a sale, license, lease or other transfer price (including any related assumed indebtedness) that does not exceed $15,000,000 individually or $30,000,000 in the aggregate (provided, that for any such transactions below the foregoing thresholds with a sale, license, lease or other transfer price (including any related assumed indebtedness) exceeding $10,000,000 individually, Seller shall consult in advance with Purchaser in good faith), (iii) pursuant to Contracts in effect on the date hereof and previously made available to Purchaser, (iv) subject to Section 4.19, with respect to any capital stock of Yahoo Japan Corporation, (v) Permitted Encumbrances and (vi) non-exclusive licenses or sublicenses or covenants not to sue or assert under or with respect to any Owned Business Intellectual Property or other Business Intellectual Property granted in the ordinary course of business consistent with past practice;

(f) make any change in financial accounting methods, principles or practices, except as required by GAAP (or any interpretation thereof) or applicable Law;

(g) (i) increase the compensation, severance or other benefits payable or to become payable to any employee, officer, director or independent contractor of Seller or any of the Business Subsidiaries, (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation (including any equity-based awards), (iii) adopt, enter into or establish any Benefit Plan or Non-U.S. Benefit Plan with, for or in respect of any employee of Seller or any of the Business Subsidiaries that would constitute a Benefit Plan or Non-U.S. Benefit Plan had it been in effect as of the date of this Agreement (other than employment agreements or offer letters that do not provide sign-on, retention or other one-time bonus amounts, severance benefits (other than mandated by applicable Law or as provided for under a Benefit Plan or Non-U.S. Benefit Plan listed in Section 2.13(f) of the Disclosure Schedules) or change in control payments or benefits), (iv) amend, modify or terminate any Benefit Plan, Non-U.S. Benefit Plan or any employment, individual consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any employee of Seller or any of the Business Subsidiaries, other than any amendments to health and welfare (excluding severance) plans in the ordinary course of business, consistent with past practice, which do not materially increase Seller’s (to the extent related to the Business) or the Business Subsidiaries’ annual costs (relative to the prior year’s costs) in respect of such Benefit Plan, Non-U.S. Benefit Plan or any other plan, (v) amend the terms of any outstanding equity-based awards, (vi) other than with respect to Acquisition Holdback Stock under any acquisition agreement set forth in Section 4.09(e)(iii) of the Disclosure Schedules, take any action to accelerate the vesting or payment of, or fund, any compensation (including any equity-based awards) or benefits under, any Benefit Plan or Non-U.S. Benefit Plan, (vii) make or forgive any loans to any directors, officers or employees of Seller or any of the Business Subsidiaries, or (viii) hire any employee, officer or independent contractor whose total target annual cash compensation exceeds $225,000, other than the hiring of any such Person to replace any employee, officer, or independent contractor whose employment or service has terminated in the ordinary course of business, consistent with past practice and having total target annual cash compensation that does not exceed 110% of the total target annual cash compensation of the applicable employee, officer or independent contractor whose employment or service has terminated, except, in the case of each of the foregoing clauses, (A) as required pursuant to a Benefit Plan, Non-U.S. Benefit Plan or Contract in effect as of the date hereof, (B) as otherwise required by applicable Law or (C) for actions for which Purchaser and the Business Subsidiaries will not be liable (which shall include, for the avoidance of doubt, actions with respect to any Seller Retained Employees or current or former non-employee directors of Seller);

(h) (i) incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respects the terms of, any indebtedness for borrowed money, or offer, issue or sell any debt securities, warrants or other rights to acquire any debt securities of

Seller (to the extent related to the Business, it being understood that any such indebtedness, securities, warrants or rights to the extent not related to the Business shall be Retained Liabilities under the Reorganization Agreement) or any of the Business Subsidiaries, except for indebtedness, debt securities, warrants or other rights (A) solely among wholly owned Business Subsidiaries consistent with past practice or (B) not exceeding $50,000,000 in the aggregate or (ii) redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any indebtedness, debt securities, warrants or other rights, except in each case as reasonably necessary to facilitate Seller’s post-Closing operations and which indebtedness, debt securities, warrants or other rights will be Excluded Assets or Retained Liabilities and not be transferred to or assumed by the Company pursuant to the Reorganization Agreement; provided, that any indebtedness incurred or for which Seller or any Business Subsidiary otherwise becomes liable pursuant to this Section 4.01(h) must permit the Transactions;

(i) (i) (x) terminate, modify, waive or amend in any respect the License Agreement or (y) terminate, modify or amend in any material respect any Material Contract or Lease in a manner adverse to the applicable Business Subsidiary, in the case of clause (y) other than terminations in connection with the expiration or (in the case of Material Contracts) automatic renewal (i.e., a renewal that becomes automatically effective unless a party thereto provides prior notice of an intention not to renew) of any such agreement in accordance with its terms; provided, that no such renewal shall be for an additional term of greater than two (2) years or involve a Material Contract specified under clauses (b)(i), (e), (f), (g), (i), (j) or (k) of the definition of Material Contract, (ii) except as reasonably necessary to facilitate Seller’s post-Closing operations (it being understood that any such Contract will not be transferred to or assumed by the Company pursuant to the Reorganization Agreement or otherwise to or by a Business Subsidiary and may not, individually or in the aggregate, reasonably be expected to delay or prevent the satisfaction of any of the conditions set forth in Article V), enter into any Contract that would have been a Material Contract or Lease if entered into prior to the date hereof; provided, that with respect to this clause (ii), any references to $25,000,000 in the definition of Material Contract shall be deemed to be $10,000,000, and the parenthetical “(other than revenue share arrangements)” in clause (e) of such definition shall be disregarded; (iii) waive in any material respect any material term of, or waive any material default under, any Material Contract or Lease, or (iv) enter into any Contract which contains a change of control, anti-assignment or similar provision, in each case that would require the consent or waiver of, or a payment to, the other party or parties thereto in connection with this Agreement, the other Transaction Documents and the Transactions;

(j) make any loans, advances (other than accounts receivable in the ordinary course of business consistent with past practice) or capital contributions to or investments in any other Person (other than solely among Business Subsidiaries) in excess of $25,000,000 in the aggregate;

(k) (i) make, change, adopt or revoke any material Tax election, method of Tax accounting or Tax accounting period, (ii) amend any material Tax Return, (iii) except in the ordinary course of business consistent with past practice, extend or waive the application of any statute of limitations for any material claim, assessment or collection relating to Taxes, (iv) settle or compromise any material claim or material assessment relating to Taxes or any refund of material Taxes in excess of any accrual or reserve reflected in Seller’s financial statements in respect of such claim or assessment, except to the extent such settlement or compromise would or would reasonably be expected to have an adverse effect on, or increase the Tax Liability of, Purchaser or any of its Affiliates (including the Business Subsidiaries after the Closing) or the Business, the Transferred Assets and/or the Assumed Liabilities, in each case, after the Closing, (v) enter into any closing agreement with, or submit any request for rulings to, any Governmental Authority or (vi) except as required by applicable Law, file any material Tax Return in a manner, or reflecting a position, materially inconsistent with past practices (to the extent applicable) of Seller or its relevant Subsidiary, as applicable, if the filing of such Tax Return would or would reasonably be expected to have an adverse effect on, or increase the Tax Liability of, Purchaser or any of its Affiliates (including the Business Subsidiaries after the Closing) or the Business, the Transferred Assets and/or the Assumed Liabilities, in each case, after the Closing;

(l) (i) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those as may be specifically contemplated by any plan described in Section 4.01(l) of the Disclosure Schedules and (B) any other capital expenditures not to exceed $75,000,000 in the aggregate or (ii) without consulting in advance with Purchaser in good faith, materially deviate from the capital expenditure plan described in Section 4.01(l) of the Disclosure Schedules;

(m) adopt or enter into, or permit to be adopted or entered into, a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of (x) any Seller Entity (provided, that this clause (x) shall not apply to the extent such action would not and would not reasonably be expected to be adverse (other than in a de minimis respect) to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (in a manner related to the Transactions including from a Tax perspective or otherwise) or the Transactions) or (y) any of the Business Subsidiaries;

(n) other than pursuant to Section 4.14, commence, settle, pay, discharge or satisfy any Action whether civil, criminal, administrative or investigative, other than routine immaterial matters in the ordinary course of business consistent with past practice or settlements (i) that involve only the payment of monetary damages not in excess of $17,500,000 individually or $40,000,000 in the aggregate (excluding from such dollar thresholds amounts covered by any third-party indemnification provision in favor of Seller (to the extent related to the Business) or any of the Business Subsidiaries or covered by any insurance policy of the Business or any of the Business Subsidiaries, in each case to the extent such amounts are actually received); provided, that such monetary caps shall not apply to the Actions set forth in Section 1.4(c) of the Reorganization Agreement and (ii) do not impose any non-monetary restrictions or requirements in any material respect on or with respect to the Business; provided that, for the avoidance of doubt, this Section 4.01(n) does not apply to Tax matters, which are the subject of Section 4.01(k);

(o) (i) sell, assign, divest, transfer, exclusively license, dispose of any material application, material registration or material issuance included in the Registered Owned Business IP or (ii) permit to lapse, cancel, or abandon, in each case, intentionally, any material application, material registration or material issuance included in the Registered Owned Business IP;

(p) make any material change to its privacy or data security policies or practices, except as required by Law or as reasonably necessary to facilitate Seller’s post-Closing operations or otherwise in the ordinary course of business consistent with past practice in all material respects;

(q) make any election pursuant to Treasury Regulations Section 301.7701-3(c), or any similar provision of state, local or foreign Tax Law, with respect to the Company or any Business Subsidiary, other than any such election for SaleCo2 required by the Reorganization Agreement;

(r) enter into any new line of business that is materially different from the existing lines of business of the Business; or

(s) announce an intention to enter into, authorize or enter into, or permit any of its Subsidiaries to authorize or enter into, any written agreement or otherwise make any commitment to contravene the foregoing.

Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business or the Business Subsidiaries’ operations prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business Subsidiaries’ operations.

4.02 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) Subject to Purchaser’s timely performance of its obligations under Section 4.02(b), Seller shall, as promptly as reasonably practicable following the date of this Agreement, prepare and cause to be filed with the SEC in preliminary form the Proxy Statement. Subject to the ability of the board of directors of Seller to make an Adverse Recommendation Change in accordance with Section 4.06, the board of directors of Seller shall include the Seller Recommendation in the Proxy Statement. Seller shall promptly notify Purchaser upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide Purchaser with copies of all correspondence between Seller and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. Seller shall use reasonable best efforts to (i) respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, (ii) have the Proxy Statement cleared by the staff of the SEC as soon as reasonably practicable after such filing and (iii) cause the Proxy Statement to be mailed to its stockholders as promptly as practicable thereafter. No filing of, or amendment or supplement to, the Proxy Statement, or response to SEC comments with respect thereto, will be made by Seller without providing Purchaser a reasonable opportunity to review and comment thereon, which comments to Seller shall consider in good faith; provided, that the foregoing shall not apply with respect to a Superior Proposal or an Adverse Recommendation Change. If at any time prior to the Closing any event or circumstance relating to Seller or any of the Business Subsidiaries or its or their respective officers or directors should be discovered by Seller which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, Seller shall promptly inform Purchaser. Each of Seller and Purchaser agrees to promptly correct any information provided by such party for use in the Proxy Statement which shall have become false or misleading.

(b) Purchaser shall provide to Seller all information concerning Purchaser and its Affiliates as may be reasonably requested by Seller in connection with the Proxy Statement and shall otherwise assist and cooperate with Seller in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Purchaser will cause the information relating to Purchaser and its Affiliates supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) In accordance with Seller’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, applicable Law and the rules of Nasdaq, Seller shall, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”), for the purpose of obtaining the Seller Stockholder Approval; provided, that if Seller determines that it is necessary or advisable to do so, Seller, at the Stockholders’ Meeting, may also seek stockholder approval for actions reasonably necessary to comply with the requirements of the Investment Company Act following Seller’s registration as a registered investment company at or after the Closing. Notwithstanding anything in this Agreement to the contrary, Seller may postpone or adjourn the Stockholders’ Meeting (i) for up to ten (10) Business Days to solicit additional proxies for the purpose of obtaining the Seller Stockholder Approval, if Seller determines in good faith such postponement or adjournment is necessary or advisable to obtain the Seller Stockholder Approval, (ii) for the absence of quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which Seller has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of Seller prior to the Stockholders’ Meeting.

4.03 Access to Information; Confidentiality.

(a) From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), upon reasonable notice, Seller shall, as promptly as reasonably practicable: (i) afford Purchaser and its Representatives reasonable access to the personnel, properties and Books and Records of the Business; and (ii) furnish to Purchaser and its Representatives such additional Tax and operating data and other information regarding the Business (or copies thereof) as Purchaser may from time to time reasonably request (including, in the case of each clause (i) and (ii), furnishing such access and information as may be reasonably requested by Purchaser in order to (x) determine the Foreign Sale Purchase Price or prepare the Purchaser’s Allocation or (y) identify the Section 338(h)(10) Subsidiaries or determine whether to make any elections under Section 338(g) of the Code with respect to the transactions contemplated hereunder and by the Reorganization Agreement); provided, however, that any such access or furnishing of information shall be conducted at Purchaser’s expense, during normal business hours, under the supervision of Seller or its

Representatives and in such a manner as not to interfere unreasonably with the normal operations of the business of Seller or the Business Subsidiaries; provided, further, that neither Seller nor any of the Business Subsidiaries shall be required to disclose any information to Purchaser if such disclosure would, in Seller’s reasonable judgment (after consulting with its outside legal counsel): (w) contain information that in the reasonable, good faith judgment of Seller is competitively sensitive; (x) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (y) contravene any applicable Laws, fiduciary duty or Contract to which Seller or any of the Business Subsidiaries is a party; or (z) expose Seller or any of the Business Subsidiaries to risk of liability for disclosure of sensitive or personal information; provided that, in any such case, Seller or the applicable Business Subsidiaries shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable.

(b) The terms of the Confidentiality Agreement, dated as of March 22, 2016, between Seller and Purchaser (the “Confidentiality Agreement”), shall continue in full force and effect (including with respect to any information provided to Purchaser pursuant to Section 4.03(a)) until the Closing, at which time such Confidentiality Agreement shall terminate, other than with respect to the confidentiality and non-use obligations contained therein with respect to Evaluation Material (as defined therein) not related to the Business, which obligations shall continue in full force and effect for a period of five (5) years from the Closing Date. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in all respects. Notwithstanding anything herein to the contrary, the parties agree and acknowledge that the standstill and similar restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement solely to the extent required to permit any action expressly contemplated hereby and in accordance herewith and solely until any valid termination of this Agreement in accordance with its terms.

(c) For a period of five (5) years from the Closing Date (provided, that with respect to trade secrets of the Business, the confidentiality obligations in this Section 4.03(c) shall remain in effect for so long as the relevant information remains a trade secret under applicable Law), Seller shall, and shall cause its Subsidiaries to, hold in confidence any nonpublic information (“Business Information”) to the extent relating to the Business from and after the Closing; provided that the foregoing restriction shall not apply to information that (i) is or becomes generally available to the public other than through an action or inaction by Seller or its Representatives in breach of the terms of this Agreement, (ii) is received by Seller or its Representatives from Purchaser or any of its Representatives in the ordinary course of business pursuant to commercial or business arrangements unrelated to the Transactions (but such information shall remain subject to the confidentiality restrictions governing such relationship), (iii) is received by Seller or its Representatives from a source other than Purchaser or any of its Representatives, or (iv) was independently developed by Seller or its Representatives without use of Business Information; provided that, in the case of clause (iii) above, the source of such information was not to the knowledge of Seller (after due inquiry) bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Purchaser or any of its Subsidiaries with respect to such information. In the event that Seller or any of its Representatives are requested or required by Law to disclose any of the Business Information other than as expressly permitted under the terms of this Agreement, Seller or such Representative will, to the extent permitted by applicable Law, promptly notify Purchaser of any such request or requirement so that Purchaser may, at its election (at Purchaser’s expense), seek a protective order or other appropriate remedy as Purchaser, in its sole discretion, deems appropriate. Nothing herein shall be deemed to prevent Seller or its Representatives, as the case may be, from complying with applicable Law that seeks disclosure of the Business Information if: (i) a motion for a protective order, motion to quash and/or other motion that was filed to prevent the production or disclosure of the Business Information has been denied; and (ii) Seller’s legal counsel has advised Seller that compliance is required by applicable Law; provided, however, that Seller disclose only that portion of the Business Information that Seller’s or its Representatives’ legal counsel advises Seller or such Representative is required by applicable Law to be disclosed and that Seller and its Representatives will exercise commercially reasonable efforts to preserve the confidentiality of the remainder of the Business Information, including by providing Purchaser, if permitted by Law, advance written notice of the information to be disclosed as far in advance of its disclosure as practicable, and reasonably cooperating with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be afforded the information so disclosed; or (iii) Purchaser consents in writing to having the Business Information produced or disclosed. In no event shall Seller, or any of its Representatives, oppose an action by Purchaser to obtain a protective order, motion to quash and/or other relief to prevent the production or disclosure of the Business Information or to obtain an appropriate protective order or other reliable assurance that confidential treatment will be afforded the information so disclosed.

4.04 Reorganization Transactions. In furtherance and not in limitation of Section 4.05(a), Seller shall, and shall cause the Business Subsidiaries to, use reasonable best efforts to complete the Reorganization Transactions, subject to and in accordance with the terms and conditions of the Reorganization Agreement and applicable Law. Seller shall provide Purchaser information regarding the Reorganization Transactions in accordance with Section 4.03(a) and keep Purchaser reasonably informed on a timely basis with respect to all material activity concerning the status of the Reorganization Transactions. Seller will not (i) terminate the Reorganization Agreement, (ii) amend the Reorganization Agreement in any manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions (provided, that, if such adverse impact is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance) or (iii) permit the (A) extension of the time for the performance of any obligation or other act of either Seller or the Company thereunder, (B) waiver of any inaccuracy in the representations and warranties of Seller contained therein or in any document delivered pursuant thereto or (C) waiver of compliance with any agreement or condition contained therein in any manner that is or could reasonably be expected to be adverse to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (including from a Tax perspective or otherwise), or the Transactions (provided, that, if such adverse impact is reasonably expected to be only de minimis in nature, then Purchaser’s prior written consent shall not be required so long as Seller shall have consulted in good faith with Purchaser in advance), in the cases of clauses (i) through (iii), without Purchaser’s prior written consent. Seller shall provide Purchaser with a reasonable opportunity to review and comment on all substantive documentation relating to the Reorganization Transactions.

4.05 Reasonable Best Efforts; Regulatory and Other Consents.

(a) Subject to the terms and conditions set forth herein, each of Seller and Purchaser will cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to (a) consummate and make effective the transactions contemplated hereby as soon as practicable, (b) cause the conditions to the consummation of the Closing set forth in Article V to be satisfied and (c) obtain or deliver all Consents of all Governmental Authorities and Third Parties that may be or become necessary, proper or advisable for the performance of its and the other party’s obligations pursuant to this Agreement and the consummation of the Transactions. Notwithstanding anything to the contrary herein, neither Seller nor any of the Business Subsidiaries shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or the provision of additional security (including a guaranty) to obtain the Consent of any Person under any Contract. For the avoidance of doubt, obtaining the Consents described in the first sentence of this Section 4.05(a) is not a condition to the consummation of the Closing by virtue of this Section 4.05(a).

(b) In furtherance and not in limitation of the foregoing, each of Seller and Purchaser (i) agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Sale as promptly as reasonably practicable and in any event, unless otherwise agreed by Seller and Purchaser, within fifteen (15) Business Days after the date hereof, (y) effect all other necessary notifications or registrations under the Antitrust Laws as promptly as reasonably practicable after the date hereof, and (z) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other filing under the Antitrust Laws and use their reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 4.05 necessary to obtain all Consents under any Antitrust Law as soon as practicable and (ii) shall use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the transactions contemplated by this Agreement and (y) if any state takeover statute or similar Law becomes applicable to the transactions contemplated by this Agreement (with respect to Purchaser’s obligations under this clause (b), to the extent caused by the actions of Purchaser), take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(c) If any objections are asserted with respect to the transactions contemplated hereby under the Antitrust Laws of any applicable jurisdictions or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Antitrust Laws of any applicable jurisdictions, each of Seller and Purchaser shall use its reasonable best efforts to promptly resolve such objections and Actions. In furtherance of the foregoing, Purchaser, at Purchaser’s sole cost, shall and shall cause its Affiliates to, promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Law that may be required by any Governmental Authority (and to avoid the entry of, or to effect the dissolution of or vacate or lift, any Governmental Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Closing) so as to enable Purchaser and Seller to consummate the Closing as promptly as practicable, and in any event before the Outside Date, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale or disposition of, or prohibition or limitation on the ownership or operation by Purchaser and the Company or any of their respective Subsidiaries of specific assets or categories of assets or businesses; (ii) the amendment or termination of existing contracts, licenses or other relationships; (iii) the entering into of new contracts, licenses or other relationships; and (iv) behavioral commitments limiting or modifying Purchaser’s or any of its Affiliates’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines or assets. Notwithstanding the foregoing, none of Seller nor any of the Business Subsidiaries shall be required to commit to or effect any such action that is not conditioned upon the substantially concurrent consummation of the transactions contemplated hereby, and shall not effect or commit to effect any such action without Purchaser’s prior written consent. Further, and for the avoidance of doubt, Purchaser will take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or Consent of any Governmental Authority with respect to any Antitrust Laws, (y) no Governmental Order with respect to any Antitrust Laws and (z) no other matter relating to any Antitrust Laws would preclude consummation of the Sale by the Outside Date. Notwithstanding the foregoing or anything to the contrary contained herein, nothing in this Agreement shall require Purchaser (or permit Seller, without Purchaser’s prior written consent) to take or agree or commit to take any action, or agree to any condition or restriction or other mitigation, whether contemplated in this Section 4.05 or otherwise, involving Seller, Purchaser or their respective Subsidiaries, including the Business, that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser or the Business, in each case measured on a scale relative to the Business, taken as a whole, regardless of whether any such action, condition, restriction or mitigation is in respect of Seller, Purchaser or their respective Subsidiaries or the Business (any of the foregoing, a “Burdensome Condition”).

(d) Each of Seller and Purchaser shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any inquiry, investigation or Action initiated by a Governmental Authority or a private Person, and (ii) keep the other party hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given by a private Person in connection with any inquiry, investigation or Action, in each case regarding any of the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, subject to applicable Laws relating to the exchange of information, each of Seller and Purchaser shall consult and cooperate with the other party hereto in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such inquiry, investigation or Action. In addition, Seller and Purchaser shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of Seller and Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental

Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Neither Seller nor Purchaser shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Antitrust Law unless the other party has given its prior written consent to such extension or delay, which consent shall not be unreasonably withheld or delayed. Purchaser and Seller may, as each deems proper, necessary or advisable, reasonably designate any competitively sensitive material provided to the other under this Section 4.05 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 4.05, materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation, pricing and other competitively sensitive terms from an antitrust perspective in the Contracts of Purchaser, Seller and their respective Subsidiaries.

4.06 No Solicitation.

(a) From and after the date of this Agreement (and subject to Section 4.06(c)), Seller shall, shall cause its Subsidiaries and its and their respective directors, officers, and employees to, and shall use reasonable best efforts to cause its and their respective other Representatives to, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to a Competing Proposal, (ii) request the prompt return from, or destruction by, all such Third Parties of all copies of confidential information previously provided to such Third Parties by Seller, its Subsidiaries or their Representatives in connection therewith and (iii) terminate access to any physical or electronic data rooms relating to a possible Competing Proposal.

(b) Except as otherwise expressly provided in this Agreement (including Section 4.06(c)), from and after the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Seller shall not, shall cause its Subsidiaries and its and their respective directors, officers, and employees not to, and shall use reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage the making of any Competing Proposal or any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to any Competing Proposal, (ii) engage or participate in negotiations or discussions with (it being understood that, in response to an inquiry, Seller may inform Persons of the provisions of this Section 4.06), or furnish any material non-public information to, any Third Party relating to a Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (iii) approve, authorize, endorse, declare advisable, adopt, enter into or recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend any Competing Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement providing for or constituting any

Competing Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Acquisition Agreement”), or (iv) resolve, agree or publicly propose to do any of the foregoing; provided, however, that, notwithstanding the foregoing, if the board of directors of Seller determines in good faith (after consultation with outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, Seller shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to Seller or any of the Business Subsidiaries to allow such Third Party to submit a Competing Proposal, in which case Seller shall similarly waive or terminate any “standstill” or similar obligations applicable to Purchaser and its Affiliates contained in the Confidentiality Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, at any time after the date of this Agreement and prior to the date that the Seller Stockholder Approval is obtained, in the event that Seller (or its Representatives on Seller’s behalf) receives a written Competing Proposal from any Third Party that did not result from a material breach of this Section 4.06, (i) Seller and its Representatives, to the extent such clarification is reasonably necessary, may contact such Third Party solely to request and obtain clarification of the terms and conditions thereof (without the board of directors of Seller being required to make a determination under clause (ii) of this Section 4.06(c)) and (ii) Seller and its board of directors (including any duly authorized committee thereof) and its Representatives may, subject to compliance with Section 4.06(d), engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its Representatives, Affiliates and prospective debt and equity financing sources, in each case of this clause (ii), if Seller’s board of directors determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that, (x) prior to furnishing any material non-public information relating to Seller and the Business Subsidiaries or the Transactions, Seller enters into with such Person, to the extent such Person is not already subject to a confidentiality agreement with Seller that satisfies the definition of Acceptable Confidentiality Agreement, an Acceptable Confidentiality Agreement and (y) Seller shall substantially concurrently provide or make available to Purchaser any non-public information that Seller provides to any Third Party if such access was not previously made available to Purchaser or its Representatives.

(d) From and after the date of this Agreement until the Closing (or, if earlier, the termination of this Agreement), Seller shall, as promptly as reasonably practicable, and in any event within forty-eight (48) hours of receipt by Seller or any of its Representatives of any Competing Proposal, deliver to Purchaser a written notice setting forth: (i) the identity of the Third Party making such Competing Proposal and (ii) the material terms and conditions of any such Competing Proposal (including an unredacted copy of any written materials). Seller shall keep Purchaser reasonably informed of the status of, and any material developments regarding, any such Competing Proposal (including any material amendment or modification of any such Competing Proposal (including any change to the economic terms thereof), and including by providing to Purchaser copies of any written materials) on a prompt basis, and in any event within forty-eight (48) hours thereafter. Seller shall not, and shall cause its

Subsidiaries not to, enter into any agreement with any Person (relating to a Competing Proposal or otherwise) which prohibits or otherwise would prevent the provision of any information to Purchaser in accordance with, or Seller from otherwise complying with, the terms and conditions of this Agreement or the consummation of the Transactions as contemplated hereunder.

(e) Except as otherwise expressly provided in this Agreement, the board of directors of Seller (including any committee thereof) shall not (i)(A) withdraw, modify or qualify (or propose publicly to withdraw, modify or qualify), in a manner adverse to Purchaser, the Seller Recommendation, (B) endorse, recommend, declare advisable or approve, or propose publicly to endorse, recommend, declare advisable or approve, any Competing Proposal, (C) fail to include in the Proxy Statement the Seller Recommendation, or (D) fail to recommend against any Competing Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, cause or authorize or permit Seller or any of its Subsidiaries to enter into any Company Acquisition Agreement or resolve, agree or publicly propose to take any such action.

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Seller Stockholder Approval, the board of directors of Seller may, subject to compliance with Section 4.06(g), (x) make an Adverse Recommendation Change (A) in response to a Competing Proposal that the board of directors of Seller has determined in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal in circumstances not involving a material breach of this Section 4.06, (B) under clause (A) or (C) of the definition of Adverse Recommendation Change in response to an Intervening Event and (y) if Seller has received a Competing Proposal in circumstances not involving a material breach of this Section 4.06 that the board of directors of Seller has determined in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit Seller to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 6.01(c)(ii), in each case if the board of directors of Seller determines in good faith (after consultation with outside legal counsel) that the failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 4.06(f) may be effected, in each case until after the fourth (4th) Business Day following Purchaser’s receipt of written notice from Seller advising Purchaser that the board of directors of Seller intends to make an Adverse Recommendation Change pursuant to clause (x) of Section 4.06(f) (a “Notice of Adverse Recommendation Change”) or terminate this Agreement pursuant to clause (y) of Section 4.06(f) (a “Notice of Superior Proposal”); provided, that, (i) such notice shall specify, in reasonable detail, the reasons therefor, including, if the basis of the proposed action by Seller’s board of directors is (A) a Superior Proposal, the material terms and conditions of any such Superior Proposal, the identity of the Third Party making any such Superior Proposal and a copy of the Superior Proposal and any proposed agreements and financing commitments relating thereto and (B) an Intervening Event, a reasonably detailed description of the Intervening Event, (ii) during such four (4) Business Day period (the “Notice Period”), if requested by Purchaser, Seller shall, and shall make available and direct its necessary Representatives to, discuss and negotiate in good faith with Purchaser and Purchaser’s Representatives any proposed modifications to the terms and conditions of this Agreement; and (iii) following such Notice Period, (x) in the case of an Intervening Event, Seller’s board of directors, after taking into account any modifications to the terms of this Agreement and/or the Transactions to which Purchaser would agree, determines in good faith, after consultation with outside legal counsel, that failure to effect such Adverse Recommendation Change could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (y) in the case of a Superior Proposal, Seller’s board of directors, after taking into account any revisions to the terms of this Agreement and/or the Transactions to which Purchaser would agree, determines in good faith, after consultation with outside legal counsel and financial advisors, that such Competing Proposal continues to constitute a Superior Proposal. Any such purported termination to enter into a definitive agreement for a Superior Proposal shall not be effective unless and until Seller pays the Termination Fee in full. Any material change to (1) the facts or circumstances relating to such Intervening Event or (2) the terms (including any change to the financial terms) or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation Change or Notice of Superior Proposal, as applicable, and Seller shall be required to comply again with the requirements of this Section 4.06(g), except that the Notice Period in such case shall be two (2) Business Days.

(h) Nothing contained in this Agreement shall prohibit the board of directors of Seller (or any duly authorized committee thereof) from (i) taking and disclosing to Seller’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to Seller’s stockholders if the board of directors of Seller determines in good faith, after consultation with Seller’s outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with applicable Law; provided, however, that nothing in this Section 4.06(h) shall be deemed to modify or supplement the definition of (or the requirements pursuant to this Section 4.06 with respect to an) Adverse Recommendation Change.

(i) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality terms that are not materially less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making, confidentially, of Competing Proposals (and related communications) to Seller or Seller’s board of directors (or any duly authorized committee thereof)).

(ii) “Competing Proposal” means any bona fide proposal or offer made by any Third Party to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction (i) beneficial ownership (as defined under

Section 13(d) of the Exchange Act), including if such ownership would be through the equityholders of any such Third Party, of more than twenty-five percent (25%) of any class of equity securities of Seller (unless such proposal or offer does not, and would not reasonably be expected to, conflict with, impede, delay or prohibit (including by imposing a Third Party consent right with respect to) the consummation of the Sale and the Reorganization Transactions as contemplated hereunder and, as a condition to Seller’s entry into a definitive agreement with respect to such proposal or offer, any such Third Party agrees to vote, or cause to be voted, all Seller equity securities directly or indirectly beneficially owned by such Third Party and its controlled Affiliates in favor of the Sale and the Reorganization Transactions at the Stockholders’ Meeting or any adjournment or any postponement thereof (a “Permitted WholeCo Proposal”)) or (ii) any one or more assets or businesses of Seller and the Business Subsidiaries that constitute more than twenty-five percent (25%) of the consolidated assets of Seller (excluding in both the numerator and the denominator for purposes of calculating such percentage any Excluded Assets), it being understood that any proposal or offer solely with respect to any or all of the Excluded Assets (for the avoidance of doubt excluding for this purpose any capital stock of Seller held in treasury) and no Transferred Assets shall be deemed not to be a Competing Proposal (so long as such proposal or offer does not, and would not reasonably be expected to, conflict with, impede, delay or prohibit (including by imposing a Third Party consent right with respect to) the consummation of the Sale and the Reorganization Transactions as contemplated hereunder).

(iii) “Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to sixty-five percent (65%)) made by a Third Party on terms that the board of directors of Seller determines in good faith, after consultation with Seller’s financial and legal advisors, and considering such factors as the board of directors of Seller considers to be appropriate, including the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial, and regulatory aspects of such Competing Proposal, (A) are more favorable from a financial point of view to Seller and its stockholders than the Transactions (including any revisions to the terms of this Agreement and/or the Transactions committed to by Purchaser to Seller in writing in response to such Competing Proposal under the provisions of Section 4.06(g)) and (B) that the board of directors of Seller determines is reasonably likely to be completed on the terms proposed.

4.07 Further Assurances; Post-Closing Cooperation. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of Seller and Purchaser shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement or to otherwise effect the Transactions.

4.08 Indemnification and Insurance.

(a) Following the Closing, Purchaser shall cause the Business Subsidiaries not to make any changes to their respective organizational documents that would adversely affect the rights of persons who are currently or who were officers or directors of, or in a comparable role with, any of the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller) to claim indemnification from such entity under the terms of their respective organizational documents as in effect on the date hereof unless such changes are required by Law and then only to the minimum extent required by Law. Prior to the Closing, the Company shall or, if the Company is unable to, Purchaser shall cause the Company as of the Closing to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Seller’s existing directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”), covering persons who are currently or who were officers or directors of, or in a comparable role with, any of the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller), for a claims reporting or discovery period of six years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing from an insurance carrier with the same or better credit rating as Seller’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Seller’s existing policies; provided, that the premium for such “tail” insurance shall not exceed 300% of the annual premium currently paid by Seller.

(b) Following the Closing, Purchaser shall, and shall cause the Company to, as the primary source of indemnification, indemnify, defend and hold harmless the current and former directors and officers of, or persons in a comparable role with, the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller) for any damages, Taxes, Liabilities, costs and expenses (including reasonable attorneys’ fees) in connection with any actual or threatened Action or investigation (whether civil, criminal, administrative or investigative) arising from any acts or omissions by such persons, in their respective capacities as directors or officers of, or in a comparable role with, the Business Subsidiaries (but not Seller) prior to the Closing Date, other than acts or omissions arising out of the Excluded Assets or the Retained Liabilities.

(c) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, Purchaser shall make proper provision so that the successors and assigns of Purchaser shall assume all of the obligations of Purchaser set forth in this Section 4.08.

(d) The provisions of this Section 4.08 are intended for the benefit of the current and former officers and directors of, or persons in a comparable role with, the Business Subsidiaries (but not in the capacity of any roles of such persons with Seller), and shall be enforceable by such individuals (in such capacities) and their heirs and representatives.

4.09 Employee Benefits.

(a) With respect to the Employees as of the Closing, for a period of twelve (12) months after the Closing, Purchaser agrees to provide or cause its Subsidiaries to provide each Employee with (i) a base salary or base wage rate (as applicable) that is no less favorable to each Employee than is in effect for such Employee immediately prior to the Closing, (ii) annual cash bonus opportunities that are no less favorable to each Employee than are in effect for such Employee immediately prior to the Closing, (iii) equity incentive compensation opportunities that are no less favorable than the equity incentive compensation opportunities provided to similarly situated employees of AOL, Inc., and (iv) 401(k) benefits, medical benefits and other welfare benefits that are no less favorable, in the aggregate, than those provided to similarly situated employees of AOL, Inc.

(b) As of the Closing, Purchaser shall honor or cause its Subsidiaries to honor all Benefit Plans and Non-U.S. Benefit Plans, in each case, in accordance with their respective terms and subject to any rights to amend or terminate such plans.

(c) Without limiting anything in this Section 4.09, as of the Closing and for a period of twelve (12) months thereafter, Purchaser agrees to provide or cause its Subsidiaries to provide to each Employee with severance payments and benefits that are no less favorable than the severance payments and benefits for which such Employee would be eligible immediately following the Closing for a similar termination of employment under the applicable Benefit Plan or Non-U.S. Benefit Plan set forth in Section 4.09(c) of the Disclosure Schedules, taking into account any service with Purchaser and its Affiliates through such date of termination.

(d) With respect to each benefit plan, program, practice, policy or arrangement maintained by Purchaser or its Subsidiaries following the Closing and in which any of the Employees participate (the “Purchaser Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate and vesting, and for purposes of vacation accrual and level of severance benefits, service with Seller and the Business Subsidiaries (or predecessor employers to the extent Seller or any of the Business Subsidiaries provides past service credit) shall be treated as service with Purchaser and its Subsidiaries to the same extent such service has recognized for such Employees under the analogous Benefit Plan or Non-U.S. Benefit Plan, as applicable, as of the Closing. Purchaser shall use commercially reasonable efforts to cause each of the applicable Purchaser Plans that provides medical, dental, pharmaceutical, vision and/or other health benefits to any Employee to (i) waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived or not included under the corresponding Benefit Plan or Non-U.S. Benefit Plan, and (ii) provide Employees with credit under the applicable Purchaser Plans for amounts paid by such Employees prior to the Closing during the plan year in which the Closing occurs under a corresponding Benefit Plan or Non-U.S. Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Purchaser Plans.

(e) Purchaser agrees that it shall notify Seller in writing within ten (10) days following the earlier to occur of (i) the termination of employment or (ii) the notice of termination of employment, in either case for any reason, of any of the individuals identified on Section 4.09(e)(i) of the Disclosure Schedules in accordance with the terms of Section 4.09(e)(ii) of the Disclosure Schedules. Seller agrees that, on and following the Closing, it shall comply with terms of each of the applicable acquisition agreements related to the Acquisition Holdback Stock (and any other amounts to be paid by Seller (or any of its Affiliates) under such agreements, excluding, for the avoidance of doubt, Acquisition Holdback Cash to the extent such Acquisition Holdback Cash is included in the Transfers pursuant to Section 1.1(e) of the

Reorganization Agreement) as though it was a direct party thereto with respect to matters to the extent relating to the Acquisition Holdback Stock (and any other related payments), including delivering the shares of Acquisition Holdback Stock to the individuals entitled thereto in accordance with and at the times specified under the applicable acquisition agreements relating to such shares of Acquisition Holdback Stock; provided, however, that Seller may, in its discretion, accelerate the vesting and/or delivery of shares of Acquisition Holdback Stock under the acquisition agreement set forth in Section 4.09(e)(iii) of the Disclosure Schedules in their entirety on or prior to the Closing.

(f) Purchaser acknowledges and agrees that the provisions of Sections 4.09(a) through 4.09(d) are subject to any applicable Law that protects any Employee’s acquired rights or otherwise requires Purchaser or any of its Affiliates (including the Business Subsidiaries) to honor terms and conditions of employment, compensation, benefits or continuity of service and are without limitation to Purchaser and its Affiliates’ ability to provide more generous terms and conditions, compensation or benefits to the Employees of the Business Subsidiaries following the Closing. Without limiting the foregoing, Purchaser and its Affiliates shall take the actions set forth in Section 4.09(f) of the Disclosure Schedules.

(g) Seller shall, or shall cause its Business Subsidiaries to, use commercially reasonable efforts to take all actions necessary in respect of consulting obligations and similar notice and bargaining obligations that arise on or before the Closing Date in connection with this Agreement or the Transactions.

(h) Purchaser shall, or shall cause its Subsidiaries to, employ the Employees who are foreign nationals working in the United States (the “Alien Employees”), under terms and conditions such that Purchaser or its Subsidiaries, as applicable, will be considered the successor-in-interest to the Business for U.S. immigration purposes. Accordingly, Purchaser shall, or shall cause its Subsidiaries to, assume all immigration-related Liabilities that have arisen or will hereafter arise in connection with the submission of petitions to the United States Citizenship and Immigration Service requesting the grant of employment-based non-immigrant and immigrant visa benefits on behalf of the Alien Employees.

(i) Upon the exercise or settlement of any Seller Stock Options held by Employees or Former Business Employees, Seller shall be responsible for ensuring the satisfaction of all applicable Tax withholding, payroll Tax or other Tax obligations that arise in connection with any such exercise or settlement. To the extent that (i) Seller is responsible under applicable Law for the remittance of any such Tax obligation to the applicable Governmental Authority, Seller shall promptly remit such Tax obligations to the applicable Governmental Authority; and (ii) Purchaser or any of its Affiliates is responsible under applicable Law for the remittance of any such Tax obligation to the applicable Governmental Authority, (A) Seller shall promptly (and in any event within one (1) Business Day) notify Purchaser of such exercise or settlement, (B) Purchaser and Seller shall cooperate to estimate the Tax obligation in advance of the option exercise settlement date, and (C) Seller shall (or shall cause its plan broker to) promptly (and in any event within two (2) Business Days after the option exercise settlement date) pay to Purchaser in cash in a lump sum the actual amount withheld in U.S. Dollars (with Purchaser or its applicable Affiliate being responsible for calculating the exact Tax obligation due based on its payroll records and remitting such Tax obligation to the applicable

Governmental Authority in the required currency). To the extent there is any shortfall in the amount of such Tax obligation withheld relative to the amount of such Tax obligation due, Seller shall promptly (and in any event within five (5) Business Days following notification thereof from Purchaser) reimburse Purchaser for the amount of any such shortfall required to be remitted to the applicable Governmental Authority. To the extent there is any excess in the amount of such Tax obligation withheld relative to the amount of such Tax obligation due, Purchaser shall promptly (and in any event within five (5) Business Days following its receipt of such excess, or if such excess is remitted to the applicable Governmental Authority prior to it being determined that an excess amount has been withheld, upon such excess being received by Purchaser from the applicable Governmental Authority) pay such amount to Seller and Seller shall cause such funds to be restored to the optionee’s account at the plan broker.

(j) The parties hereto acknowledge and agree that all provisions contained in this Section 4.09 with respect to Employees are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right (i) in any other person, including Employees, former employees, any participant or any beneficiary thereof in any Benefit Plan, Non-U.S. Benefit Plan or Purchaser Plans or (ii) to continued employment with the Business Subsidiaries or Purchaser or any of its Subsidiaries. Notwithstanding anything in this Section 4.09 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an adoption, amendment or other modification of any Benefit Plan, Non-U.S. Benefit Plan or any other employee benefit plans of Seller or the Business Subsidiaries.

4.10 Books and Records; Post-Closing Access.

(a) Except as provided in Section 5.5(g) of the Reorganization Agreement, for a period of seven (7) years after the Closing Date, each of Seller and Purchaser shall preserve and retain, and Purchaser shall cause the Business Subsidiaries to preserve and retain, all corporate, accounting, Tax, legal, auditing or other Books and Records that are retained by Seller or are obtained by Purchaser or its Affiliates, as the case may be, (including any documents relating to any governmental or non-governmental Actions or investigations) relating to the conduct of the Business prior to the Closing Date. Notwithstanding the foregoing, during such seven-year (7-year) period, Purchaser and the Business Subsidiaries may dispose of any such Books and Records if Purchaser first offers the Books and Records to Seller in writing and Seller thereafter notifies Purchaser in writing that it wishes to reject such offer. Seller and Purchaser shall not, and Purchaser shall not permit the Business Subsidiaries to, dispose of any such Books and Records at any time after such seven-year (7-year) period without first offering the Books and Records to the other party hereto in writing at least sixty (60) days prior to such disposal.

(b) After the Closing Date, for so long as such materials are retained in accordance with Section 4.10(a), Seller and Purchaser shall, and Purchaser shall cause the Business Subsidiaries to, and Seller shall cause its Subsidiaries to, permit the other party hereto and its authorized Representatives to have reasonable access to, and to inspect and copy, all materials referred to in Section 4.10(a) and to meet, as reasonably necessary, a reasonable number of times with officers and employees of such party and its Subsidiaries on a mutually convenient basis in order to obtain explanations with respect to such materials, in each case at the requesting party’s sole expense, during normal business hours and upon reasonable prior notice, (x) in connection with (i) any Action relating to the Business or the Business Subsidiaries, (ii) any governmental Consent, (iii) the prosecution or defense of any audit or Action that is then pending or threatened, (iv) adjustments to the Purchase Price pursuant to Section 1.04, or (v) the administration by Seller of the Excluded Assets and the Retained Liabilities, including those described in Sections 1.4(a), 1.4(c), 1.4(e) and 1.4(g) of the Reorganization Agreement or (y) to the extent necessary to ensure compliance with this Agreement or applicable Law. Notwithstanding the foregoing, neither Seller nor Purchaser (nor any of their Affiliates) shall be required to disclose any information under this Section 4.10 (A) if such disclosure would be reasonably likely to: (1) contain information that in the reasonable, good faith judgment of the disclosing party (after consultation with outside counsel) is competitively sensitive; (2) jeopardize any attorney-client or other legal privilege or the protections of the work product doctrine; (3) contravene any applicable Laws, fiduciary duty or Contract to which the disclosing party or any of its Affiliates is a party; or (4) expose the disclosing party or any or its Affiliates to risk of liability for disclosure of sensitive or personal information; provided that, in any such case, the disclosing party shall provide such information in redacted form as necessary to preserve such privilege or protections or comply with such Law or Contract or otherwise make appropriate substitute disclosure arrangements, to the extent practicable or (B) in connection with any litigation or similar dispute between the parties hereto; provided, further, that the foregoing shall not limit any of the parties’ rights of discovery. Any such access or furnishing of information shall be conducted under the supervision of the disclosing party or its Representatives and in such a manner as not to interfere unreasonably with the normal operations of the business of the disclosing party and its Affiliates.

(c) Without limiting the generality of the foregoing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, provide to the other party such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes (including pursuant to this Agreement) or (iii) preparing for or conducting any audit, examination, litigation or other Action with respect to Taxes. Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant work papers, relevant documents relating to rulings or other determinations by Governmental Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

4.11 Notification of Certain Matters.

(a) Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement or the Transactions, (ii) from any Person alleging that the Consent of such Person under a Material Contract or Lease is or may be required in connection with the Transactions, and (iii) any Actions commenced against, relating to or involving or otherwise affecting such party or any of the Business Subsidiaries which relate to this Agreement or the Transactions. Seller shall promptly notify

Purchaser of any written notice from any party to any Material Contract to the effect that such party has terminated or intends to terminate (in each case other than the expiration of the term of such Material Contract in accordance with its terms, or with respect to terminations that would not reasonably be expected to be material to the Business, taken as a whole).

(b) Seller shall promptly advise Purchaser of any fact, change, event or circumstance that has had or would reasonably be expected to have a Business Material Adverse Effect, and each party shall promptly advise the other of any fact, change, event or circumstance that is reasonably likely to cause the failure of any condition to Closing set forth in Section 5.02 or Section 5.03, as applicable; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 5.02 or Section 5.03 to be satisfied.

4.12 Guarantees.

(a) Purchaser shall use reasonable best efforts to cause itself or one or more of its Affiliates to be substituted in all respects for Seller, effective as of the Closing, in respect of all obligations of Seller under any guarantees, bonding arrangements, keepwell agreements, net working capital maintenance agreements, reimbursement obligations, letters of credit, letters of comfort or any similar agreements, in each case to the extent relating to the Business (and not any Excluded Assets or Retained Liabilities), binding Seller for the benefit of the Business or the Business Subsidiaries, and Seller shall reasonably cooperate in Purchaser’s efforts, in each case to the extent that the Company has not been so substituted for Seller pursuant to the Reorganization Agreement (the “Guarantees”). In no event shall Purchaser or any of its Affiliates be obligated to pay any money to any Person to effect the substitutions described in this Section 4.12.

(b) With respect to any Guarantees that remain outstanding after the Closing Date, (i) Seller and Purchaser shall continue to cooperate and use their respective reasonable best efforts to terminate, or, if the parties are unable to so terminate, cause Purchaser or one of its Affiliates to be substituted in all respects for Seller in respect of, all obligations under the Guarantees, (ii) Purchaser shall indemnify and hold harmless Seller for any damages, Liabilities, costs and expenses (including reasonable attorneys’ fees) arising from or relating to such Guarantees, and (iii) Purchaser shall not permit any of the Business Subsidiaries or Affiliates to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another Third Party or (D) amend in any manner, except as contemplated pursuant to clause (i) above, any loan, Contract or other obligation for which Seller is or would reasonably be expected to be liable under such Guarantee (including after taking into account clause (ii) above). To the extent that Seller has performance obligations under any Guarantee that remains outstanding after the Closing Date, Purchaser will use reasonable best efforts to (x) perform such obligations on behalf of Seller or (y) otherwise take such action as is reasonably requested by Seller so as to put Seller in the same position as if Purchaser, and not Seller, had performed or were performing such obligations.

4.13 Financing Cooperation.

(a) Prior to the Closing, Seller shall provide, shall cause the Business Subsidiaries to provide, and shall use commercially reasonable efforts to cause its and their respective Representatives to provide such cooperation as is reasonably required and customary in connection with the arrangement of the Financing. Notwithstanding anything in this Agreement to the contrary, (A) none of Seller (at any time) or any of the Business Subsidiaries (prior to the Closing) shall be required to pay any commitment or other similar fee, incur or reimburse any costs or expenses (other than those fees, costs and expenses promptly reimbursed by Purchaser) or incur any other liability or obligation of any kind in connection with the Financing, (B) none of Seller (at any time) or any of the Business Subsidiaries (prior to the Closing) shall be required to execute, enter into or perform any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action or deliver any certificate, in connection with the Financing (other than delivery of customary authorization letters with respect to the Seller and customary representation letters with respect to the Business Subsidiaries, in each case, in connection with any Financing consisting of a syndicated credit facility), (C) nothing shall obligate Seller or any Business Subsidiary to provide, or cause to be provided, any legal opinion or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent doing so could reasonably be expected to result in (x) a violation of applicable Law or Seller’s or any Business Subsidiary’s organizational documents or any Contract binding on Seller or any of its Subsidiaries or any confidentiality obligations binding on Seller or any of its Subsidiaries or (y) the loss of any attorney-client privilege and (D) nothing shall obligate Seller or any Business Subsidiary to provide carve-out financial statements or other carve-out financial information, in each case whether audited or unaudited, in respect of the Business or the Business Subsidiaries. The cooperation of Seller and the Business Subsidiaries shall not unreasonably interfere with ongoing operations of Seller or any of its Subsidiaries or otherwise materially impair the ability of any Representative of Seller or any of the Business Subsidiaries to carry out its duties to Seller or any of its Subsidiaries. Purchaser shall promptly, upon request by Seller, reimburse Seller for all reasonable out-of-pocket costs incurred by Seller or any of the Business Subsidiaries in connection with the cooperation of Seller, the Business Subsidiaries and their respective Representatives contemplated by this Section 4.13 and shall indemnify and hold harmless Seller, the Business Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with (i) the Financing, (ii) any information used in connection with the Financing (except with respect to written information provided by Seller or any of the Business Subsidiaries specifically for inclusion in offering materials relating to the Financing), and (iii) any action taken by any of them at the request of Purchaser pursuant to this Section 4.13, except, in the case of clauses (i) and (iii), to the extent such losses, damages, claims, costs or expenses arose from the gross negligence or willful misconduct of Seller or any of the Business Subsidiaries, as determined in a final, non-appealable judgment of a court of competent jurisdiction.

(b) All non-public or otherwise confidential information obtained by Purchaser, its Representatives or its Financing Sources pursuant to this Section 4.13 shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information to the Financing Sources, rating agencies and prospective lenders and investors during syndication of the Financing subject to the ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities), and to potential investors in a customary offering memorandum and related materials used in connection with an offering of debt securities used to finance the consummation of the Transactions.

4.14 Transaction Litigation. Seller shall control the defense of any Action brought by stockholders of Seller against Seller and/or its directors relating to the Transactions; provided, however, that Seller (i) shall promptly provide Purchaser with copies of all proceedings and correspondence relating to such Action, (ii) shall give Purchaser the opportunity to consult with Seller regarding the defense or settlement of any such Action and (iii) shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the Transactions (other than any settlement that would not affect Purchaser or the Business in any material respect following the Closing, including any settlement solely for monetary damages to be paid by Seller or entirely from proceeds of Seller’s insurance, except for any applicable deductible which shall be paid by Seller) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

4.15 Voting of Shares. Purchaser shall and shall cause its Affiliates to vote all shares of Seller Common Stock beneficially owned by it or any of its Affiliates in favor of authorizing the Sale and the Reorganization Transactions at the Stockholders’ Meeting.

4.16 Tax Matters.

(a) Company Purchase Price Allocation.

(i) Purchaser and Seller agree to allocate, and, as applicable, to cause their applicable Affiliates to allocate, the Company Purchase Price among the assets of the Section 338(h)(10) Subsidiaries and any other relevant assets acquired (or deemed acquired for U.S. federal income tax purposes in connection with the acquisition of the Shares) in accordance with Sections 1060 and 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder. Purchaser shall provide Seller with a proposed allocation of the Company Purchase Price (the “Purchaser’s Allocation”) no later than one hundred twenty (120) days after the Closing Date. If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation. If the Seller’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Company Purchase Price. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Company Purchase Price determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the terms of this Agreement. Any costs and expenses of the Independent Accounting Firm shall be borne equally by the Seller, on the one hand, and Purchaser, on the other hand. The allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been timely given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Company Purchase Price Allocation”), shall be conclusive and binding on Purchaser and Seller. The Company Purchase Price Allocation and the Foreign Sale Purchase Price shall be adjusted as necessary and appropriate to reflect any payments treated as an adjustment to the purchase price for Tax purposes pursuant to Section 4.16(c) of this Agreement or Section 7.6 of the Reorganization Agreement or in the event the beneficial ownership of any Non-Transferrable Asset is not transferred to the Company pursuant to Section 1.7 of the Reorganization Agreement.

(ii) Each of Purchaser and Seller shall timely file IRS Form 8594 and all U.S. federal, state, local and foreign Tax Returns in accordance with the Company Purchase Price Allocation and the Foreign Sale Purchase Price. The Company Purchase Price Allocation shall be used in preparing IRS Form 8883 (and any similar forms under applicable state and local Law) pursuant to Section 4.16(b)(ii). Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), Purchaser, Seller and their respective Affiliates shall not take any Tax position that is inconsistent with the Company Purchase Price Allocation or the Foreign Sale Purchase Price on any Tax Return, in any Tax Proceeding or otherwise.

(b) Section 338(h)(10) Elections.

(i) At Purchaser’s request, Purchaser and Seller shall (or shall cause their relevant Affiliates to) make and timely file joint elections under Section 338(h)(10) of the Code (and any corresponding elections under applicable state or local Law) with respect to any of the Business Subsidiaries set forth on Schedule 4.16(b)(i) (the Business Subsidiaries with respect to which Purchaser requests such elections, the “Section 338(h)(10) Subsidiaries,” and such elections, the “Company Section 338(h)(10) Elections”).

(ii) Purchaser and Seller shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Company Section 338(h)(10) Elections and the Reorganization 338(h)(10) Elections (collectively, the “Section 338(h)(10) Elections”), including IRS Form 8023, IRS Form 8883 and any similar forms under applicable state and local Law (such forms with respect to the Company Section 338(h)(10) Elections, collectively, the “Company Section 338(h)(10) Forms,” and, collectively with the Reorganization 338(h)(10) Forms, the “Section 338(h)(10) Forms”), in a manner consistent with the Company Purchase Price Allocation and the Foreign Sale Purchase Price. Each of Purchaser and Seller shall timely file (or cause to be timely filed) the Company Section 338(h)(10) Forms with the applicable Governmental Authorities.

(iii) Purchaser and Seller shall, and shall cause their respective Affiliates to, as promptly as practicable following the Closing Date, cooperate with each other to take all actions necessary and appropriate (including filing such other forms, returns, elections, schedules and other documents as may be required) to effect, perfect and preserve the Company Section 338(h)(10) Elections in accordance with the provisions of Section 338 of the Code and the Treasury Regulations promulgated thereunder (and any comparable provisions of applicable state or local Law). Purchaser and Seller shall, and shall cause their respective Affiliates to, (A) report the transactions contemplated by this Agreement and the Reorganization Agreement in a manner consistent with the Section 338(h)(10) Elections for all Tax purposes and (B) except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law), take no Tax position contrary to the Section 338(h)(10) Elections or the Section 338(h)(10) Forms on any Tax Return, in any Tax Proceeding or otherwise.

(iv) Purchaser and Seller shall not, and shall cause their respective Affiliates not to, take any action to (A) modify any of the forms or other documents (including any corrections, amendments or supplements thereto) that are required in connection with the Section 338(h)(10) Elections or (B) modify or revoke any of the Section 338(h)(10) Elections after the filing of the Section 338(h)(10) Forms without the prior written consent of the other party.

(v) Purchaser may make and may cause its Affiliates (including the Company) to make (and nothing in this Agreement shall prohibit the Purchaser from so making or causing to be made) an election under Section 338(g) of the Code with respect to the acquisition or deemed acquisition by Purchaser pursuant to this Agreement of any Business Subsidiary that is treated as a foreign corporation for U.S. federal income tax purposes and that is not listed on Section 4.16(b)(v) of the Disclosure Schedules (an “Eligible Foreign Business Subsidiary”). Except for (x) the Company Section 338(h)(10) Elections, (y) the Reorganization 338(h)(10) Elections and (z) the elections under Section 338(g) of the Code described in the immediately preceding sentence, Purchaser shall not, and shall cause its Affiliates not to, make any election under Section 338 of the Code, or any comparable provision of state, local or foreign Law, with respect to any of the Business Subsidiaries without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Adjustments for Tax Purposes. Each of Purchaser and Seller agree to treat, and cause their respective Affiliates to treat, for all Tax purposes, the receipt of any indemnification payment by Purchaser, the Company or Seller pursuant to this Agreement or the Reorganization Agreement as an adjustment to the purchase price, unless otherwise required by Law.

(d) Prohibited Actions. Except as otherwise required by applicable Law or as expressly required by this Agreement or the Reorganization Agreement, Purchaser shall not, and shall cause its Affiliates not to, (A) amend any Tax Return related to the Business or any Business Subsidiary, make, change or revoke any Tax election related to the Business or any Business Subsidiary or take any other similar action outside the ordinary course of business to the extent such amendment or action could materially increase Seller’s (or any of its Affiliates’) liability for Taxes for which Seller bears responsibility pursuant to the Reorganization Agreement or (B) take, or cause to take, any action that could result in, or change the character of, any material amount of income or gain that must be reported on any Tax Return filed or to be filed by Seller (or any of its Affiliates); provided, however, that nothing in this

Section 4.16(d) shall be interpreted as affecting any rights or responsibilities of any party set forth in Section 5.5 of the Reorganization Agreement or any other provision of this Section 4.16, and in the event of any conflict between any of the provisions contained in Section 5.5 of the Reorganization Agreement, Section 4.16(a)–(c) or Section 4.16(e)–(h), on the one hand, with this Section 4.16(d), on the other hand, such provision(s) other than Section 4.16(d) shall control.

(e) Tax Deductions Related to Retained Employee Liabilities. Each of Purchaser and Seller agree that, to the extent permitted by applicable Law, any income, franchise and similar Tax deductions with respect to any payment of Retained Employee Liabilities, regardless of whether paid in cash or stock (any such deductions, the “Deductions”), shall be taken on the Tax Return of Seller or another Seller Entity. To the extent that Purchaser or any of its Affiliates Actually Realizes a Tax Benefit as a result of any Deduction reflected on any Tax Return of Purchaser or any of its Affiliates for a taxable period beginning after the Closing Date, Purchaser shall pay the amount of such Tax Benefit to Seller within fifteen (15) days of Actually Realizing such Tax Benefit. To the extent any Deduction giving rise to a Tax Benefit in respect of which Purchaser made a payment to Seller pursuant to this Section 4.16(d) is subsequently disallowed by the relevant Governmental Authority, Seller shall repay the amount of such disallowed Tax Benefit received by Purchaser, together with any interest and penalties applicable with respect thereto and payable to the Governmental Authority, within fifteen (15) days of Purchaser notifying Seller that such Tax Benefit has been disallowed.

(f) Tax Sharing Agreements. Notwithstanding anything herein to the contrary, to the extent relating to the Business Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or similar arrangements (which, for the avoidance of doubt, shall not include this Agreement, the Reorganization Agreement or any other Transaction Document), if any, to which any of the Business Subsidiaries, on the one hand, and Seller or any of its Subsidiaries (other than the Business Subsidiaries), on the other hand, are parties, and neither Seller nor any of its Subsidiaries (other than the Business Subsidiaries) nor any of the Business Subsidiaries shall have any rights or obligations thereunder after the Closing.

(g) Foreign Business Subsidiary Transfers. No later than twenty (20) Business Days before effectuating any Foreign Business Subsidiary Transfer, Seller shall provide Purchaser with a draft of the relevant document(s) pursuant to which the Foreign Business Subsidiary Transfer(s) will be effected and shall make its employees reasonably available to explain to Purchaser the specific steps contemplated to be taken to achieve any such Foreign Business Subsidiary Transfer. Seller shall thereafter consider in good faith any mutually beneficial alternative method for effectuating such Foreign Business Subsidiary Transfer(s) suggested by Purchaser within ten (10) Business Days of Purchaser’s receipt of such document(s).

(h) Certain Information Deliveries. No later than thirty (30) Business Days following the date of this Agreement, Seller shall produce and deliver to Purchaser a list setting forth (x) each Business Subsidiary, if any, that has undergone an “ownership change” within the meaning of Section 382 of the Code (or any similar provision of state, local or foreign Law) (together with any calculations, workpapers and other documentations in existence with respect thereto) and (y) each “gain recognition agreement” within the meaning of Section 367 of the Code and the Treasury Regulations promulgated thereunder, if any, to which any Business Subsidiary is a party (together with a copy of each such “gain recognition agreement”).

4.17 Change of Name.

(a) Seller hereby acknowledges that, as of the Closing, all right, title and interest in and to the Marks and names set forth in Section 2.16(a) of the Disclosure Schedules, together with all variations, acronyms or derivations thereof or any names, trademarks, service marks, logos or otherwise that are confusingly similar thereto (collectively, the “Names and Marks”), will be owned exclusively by the Business Subsidiaries, and that, except as expressly provided below, any and all right of the Seller Entities to use the Names and Marks shall terminate as of the Closing, along with any and all goodwill associated therewith. Notwithstanding the foregoing, Seller and its Affiliates may at all times after the Closing use such names and Marks (i) in internal Tax, legal, employment or similar records, (ii) as required by Law or the rules of any applicable stock exchange and (iii) as part of any factual statement.

(b) Seller shall as promptly as practicable after the Closing, file documents with the appropriate Governmental Authorities changing its and any other Seller Entities’ corporate name (in such case, no more than five (5) Business Days after the Closing), “doing business as” name, trade name and any other similar corporate identifier to (in the case of such corporate identifiers, no more than sixty (60) days after the Closing) a corporate name, “doing business as” name, trade name or any other similar corporate identifier that does not contain any Names and Marks; provided, that Seller shall use reasonable best efforts to ensure that all Names and Marks be replaced, removed or covered-over on materials as soon as reasonably possible and will discontinue use, and will, as soon as reasonably possible following discovery, destroy or deliver up all materials in the Seller Entities’ possession or control with Names and Marks affixed to them that have no valid continuing use by any Seller Entity, to the extent the use of such items could reasonably be construed to create a legal obligation on behalf of Purchaser or its Affiliates (including the Business Subsidiaries). Such specific items to be destroyed, returned or altered, or for which such other steps must be taken, include: order, purchase or material forms; requisitions; invoices; statements; labor reports; bill inserts; stationery; personalized note pads that are used for communications with the public; business cards; published organization charts; bulletins/releases; sales/price literature; manuals distributed to the public; catalogs; websites; and publicly available media contact lists/cards.

4.18 Convertible Notes.

(a) The parties hereto expressly acknowledge and agree that, except as may be required in accordance with Section 4.18(b), the Convertible Notes will not be assumed by the Company, Purchaser or any Affiliate thereof and will constitute Retained Liabilities. Seller may, in its reasonable discretion, take actions to amend the Indenture prior to the Closing to delete Article 11 (and, in Seller’s sole discretion, to delete or modify other provisions) of the Indenture, including conducting a tender offer and/or consent solicitation in accordance with applicable Law to acquire the Convertible Notes and/or effect such amendments to the Indenture on such terms and conditions as Seller, in its reasonable discretion, determines (a “Debt Tender Offer”). Seller shall keep Purchaser reasonably informed with respect to the status of the actions taken pursuant to the foregoing. For the avoidance of doubt, neither the commencement nor consummation of a Debt Tender Offer shall in any event constitute a condition to Closing under Article V.

(b) In the event that, at or after the Closing the Indenture has not been amended as permitted in Section 4.18(a) and a court of competent jurisdiction has determined in a final, non-appealable judgment or a judgment that Seller determines, in its reasonable discretion, not to appeal, that the Transactions constitute a sale, conveyance, transfer or lease of all or substantially all of Seller’s properties and assets to another Person (as defined in the Indenture) or otherwise issues a ruling with substantially the same effect:

(i) Seller and the Company will execute and deliver as promptly as practicable following such judgment a supplemental indenture and such instruments, certificates, opinions, agreements and other documents as may be necessary to cause Seller and the Company to satisfy the requirements of the Indenture, including Article 11 thereof, including by causing the Company to assume all of Seller’s obligations under the Convertible Notes and the Indenture, effective upon consummation of the Transactions;

(ii) the Company shall (A) notify Seller in writing not later than 10:00 a.m. (New York City time) on the next Business Day following the Company’s receipt of a Notice of Conversion (as defined in the Indenture) in respect of the conversion of any Convertible Note by a holder thereof, and (B) elect to satisfy its Conversion Obligation (as defined in the Indenture) with respect to such conversion by Cash Settlement (as defined in the Indenture), by Physical Settlement (as defined in the Indenture) or by Combination Settlement (as defined in the Indenture), in each case in accordance with the Indenture and as directed in writing by Seller in its sole discretion; provided, that if Seller does not deliver written notice to the Company by 3:00 p.m. (New York City time) on the date it receives the Company’s notice specifying the Settlement Method (as defined in the Indenture) by which the Conversion Obligation should be satisfied, Seller will be deemed to have specified Cash Settlement; and, provided, further, that if Seller specifies Combination Settlement but does not indicate the Specified Dollar Amount (as defined in the Indenture) per $1,000 principal amount of Convertible Notes, the Specified Dollar Amount per $1,000 principal amount of Convertible Notes shall be $1,000;

(iii) at Seller’s election, either (A) the Purchase Price shall be reduced by the principal amount ($1,000 per Convertible Note) of the Convertible Notes that remain outstanding immediately prior to the Closing (the “Principal Amount”), or (B) Seller shall pay to the Company at the Closing the Principal Amount (in which case such payment shall have no impact on the amount of the Purchase Price); provided that, if the execution and delivery by the Company of the supplemental indenture described in Section 4.18(b)(i) occurs after the Closing, Seller shall pay to the Company promptly after such execution and delivery the Principal Amount (in which case such payment shall have no impact on the amount of the Purchase Price);

(iv) simultaneously with the execution and delivery by the Company of the supplemental indenture described in Section 4.18(b)(i), Seller, the

Company, Purchaser and a mutually agreed escrow agent will enter into an escrow agreement pursuant to which (A) Purchaser shall, or shall cause the Company to, deposit the Principal Amount into an escrow account (the “Escrow Account”); (B) all or a portion of the Principal Amount not to exceed $1,000 per Convertible Note shall be released from the Escrow Account and applied toward payments to holders of Convertible Notes of (x) the principal due upon maturity of the Convertible Notes, (y) the Settlement Amount (as defined in the Indenture) due upon Cash Settlement, or (z) the Specified Dollar Amount due upon Combination Settlement; (C) all or a portion of the Principal Amount not to exceed $1,000 per Convertible Note shall be released from the Escrow Account and paid to Seller (x) in respect of any Physical Settlement, in an amount equal to the principal amount of any Convertible Notes settled by Physical Settlement or (y) in respect of any Combination Settlements, (I) the principal amount of any Convertible Notes settled by Combination Settlement less (II) the Specified Dollar Amount; and (D) any funds held in the Escrow Account that are not paid to holders of Convertible Notes will, within five (5) Business Days following the later of (x) the earlier of (1) the Maturity Date (as defined in the Indenture), or (2) the date upon which all Convertible Notes have been converted or repurchased and (y) the final satisfaction and settlement by Seller of any further excess obligations relating to or arising out of the Convertible Notes;

(v) in the case of any Cash Settlement or Combination Settlement, if application of the funds in the Escrow Account is not sufficient to pay the Settlement Amount to the holders of Convertible Notes as required under the Indenture, then Seller will provide the amount of any cash shortfall by wire transfer of immediately available funds to the Company not less than one (1) Business Day prior to the date such payments are required to be made to such holders;

(vi) in the case of any Combination Settlement or Physical Settlement, Seller will provide the number of shares of Seller Common Stock (which shall be duly authorized and issued) to the Company required to satisfy the Conversion Obligation by no later than 10:00 a.m. (New York City time) at least two (2) Business Days prior to the date such shares are required to be delivered to such holders;

(vii) until the later of (A) the earlier of (1) the Maturity Date (as defined in the Indenture), or (2) the date upon which all Convertible Notes have been converted or repurchased and (B) the final satisfaction and settlement by Seller of any further excess obligations relating to or arising out of the Convertible Notes, Seller (x) shall at all times reserve and keep available, out of its authorized but unissued Seller Common Stock, solely for the purpose of providing for its obligations under this Section 4.18 and the Convertible Notes, the aggregate number of shares of Seller Common Stock issuable under the Convertible Notes in accordance with the terms thereof, and (y) shall not adopt or enter into, or permit to be adopted or entered into, a plan of complete or partial liquidation or dissolution unless Seller has made provisions reasonably acceptable to Purchaser for the final satisfaction and settlement of any further excess obligations relating to or arising out of the Convertible Notes;

(viii) if Seller (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) enters into any agreement with a Third Party pursuant to which such Third Party acquires, directly or indirectly, in one transaction or a series of transactions, pursuant to a merger, consolidation, business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction (x) beneficial ownership (as defined under Section 13(d) of the Exchange Act), including if such ownership is through the equityholders of any such Third Party, of more than fifty percent (50%) of any class of equity securities of Seller or (y) any one or more assets or businesses of Seller and its Subsidiaries that constitute more than fifty percent (50%) of the consolidated assets of Seller, then, in each case, Seller shall make proper provision so that the continuing or surviving entity or acquiror (or, if applicable, at Purchaser’s election, the ultimate parent company of such continuing or surviving entity or acquiror), as the case may be, assumes in writing (in form and substance reasonably acceptable to Purchaser), on a joint and several basis, all of the obligations of Seller set forth in this Section 4.18; and

(ix) except as set forth in this Section 4.18(b), Seller will not be required to pay any amount greater than the principal amount of any Convertible Note to purchase any Convertible Note prior to the Maturity Date unless Seller agrees to do so in its sole discretion (or unless the Company would be required to do so under the terms of the Indenture).

The obligations under Section 4.18(b) shall terminate and shall become null and void, and there shall be no liability on the part of any party hereto under Section 4.18(b), and all rights and obligations of any party hereto under Section 4.18(b) shall cease, if prior to the Closing, (i) pursuant to the Debt Tender Offer or otherwise, the Indenture is amended to permit the Transactions without assumption of the Convertible Notes by the Company, Purchaser or any Affiliate thereof or (ii) a court of competent jurisdiction determines in a final, non-appealable judgment, that the Transactions do not constitute a sale, conveyance, transfer or lease of all or substantially all of Seller’s properties and assets to another Person (as defined in the Indenture) or otherwise issues a ruling with substantially the same effect. Notwithstanding the foregoing, any and all actions by the Company, Purchaser and their respective Affiliates under this Section 4.18 shall be taken at Seller’s sole cost and expense, and Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, from and after the Closing, the Company) from and against any and all Losses (including for the avoidance of doubt any Losses relating to any securities laws) relating to, arising out of or resulting from the Convertible Notes (including in connection with the Transactions or in connection with the conversion of any such Convertible Notes), but excluding any Losses to the extent fully satisfied by recourse to funds in the Escrow Account in accordance with Section 4.18(b), excluding any Losses to the extent directly resulting from any action or inaction by the Company in material breach (subject to applicable cure rights and periods) of the Indenture or by Purchaser in material breach of the provisions of this Section 4.18, and excluding, for the avoidance of doubt, any premium that may be payable in connection with a tender offer that is voluntarily commenced by Purchaser or any of its Affiliates following the Closing without Seller’s prior written consent.

4.19 Yahoo Japan.

(a) From and after the date of this Agreement, Seller and its Subsidiaries (for the avoidance of doubt throughout this Section 4.19, not including the Company after the Closing) shall not, without the prior written consent of Purchaser, to the extent within its control, (i) amend or waive any provision of, or grant any Consent with respect to any matter under, the Yahoo Japan License Agreement or any other agreement between Seller (or its Subsidiaries) and Yahoo Japan Corporation (or its Subsidiaries) that constitutes a Transferred Asset; provided, that this clause (i) shall not apply following the Closing, (ii) amend or waive any provision of, or grant any Consent with respect to any matter under, the Yahoo Japan Joint Venture Agreement or any other agreement between Seller (or its Subsidiaries), on the one hand, and either Yahoo Japan Corporation (or its Subsidiaries) or SoftBank Group Corp. (or its Subsidiaries), on the other hand, relating directly to Yahoo Japan Corporation that constitutes an Excluded Asset if such action would reasonably be expected to cause the termination of, or permit Yahoo Japan Corporation to terminate, the Yahoo Japan License Agreement pursuant to clause (iii) or clause (iv) of Section 9.1 (Terms) thereof, or (iii) sell its shares in Yahoo Japan Corporation or consent to an Acquisition (as such term is defined in the Yahoo Japan License Agreement) if such action would reasonably be expected to cause the termination of, or permit Yahoo Japan Corporation to terminate, the Yahoo Japan License Agreement pursuant to clause (iii) or clause (iv) of Section 9.1 (Terms) thereof. Notwithstanding the foregoing, (x) neither Seller nor any director, officer or employee of Seller shall be obligated to take any action in its or their capacity as a shareholder or director of Yahoo Japan Corporation that would violate applicable Law (including with respect to a director’s fiduciary duties), and (y) Seller shall have no liability with respect to the restrictions set forth in clauses (ii) and (iii) of the immediately preceding sentence if the applicable termination of the Yahoo License Agreement is pursuant to clause (iv) of Section 9.1 (Terms) thereof and would not have occurred but for the failure by the Company to have consented (following reasonable notice and an opportunity to so consent) to the applicable Acquisition in accordance with the terms of such clause (iv) of Section 9.1 (Terms) thereof (it being understood that, notwithstanding anything to the contrary contained herein, subject to this clause (y), Seller shall remain liable to Purchaser following the Closing with respect to any breaches by Seller of this Section 4.19(a), whether such breaches occur prior to or following the Closing).

(b) Seller and its Subsidiaries will not implement or effect the Transfers under the Reorganization Agreement in a manner that constitutes a breach or default under the terms of the Yahoo Japan License Agreement or that would cause the termination of, or permit Yahoo Japan Corporation to terminate, the Yahoo Japan License Agreement (it being understood that, notwithstanding anything to the contrary contained herein, for twelve (12) months following the Closing, Seller shall remain liable to Purchaser with respect to a breach by Seller of this Section 4.19(b) prior to the Closing).

4.20 Designated Matters. From and after the date hereof (and until the Closing), Seller shall, in good faith, seek to address in a commercially reasonable manner as promptly as reasonably practicable the matters and issues described in Section 4.20 of the Disclosure Schedules (the “Designated Matters”). Without limiting the generality of the foregoing, Seller shall keep Purchaser reasonably informed, to the extent practicable, on a reasonably current basis, of any material developments arising in connection with the Designated Matters (including by providing copies of any material correspondence sent or received by Seller or its Representatives in connection with the Designated Matters), and otherwise consult with

Purchaser in good faith on a reasonably current basis with respect to the Designated Matters and the resolution thereof, including by providing Purchaser with the opportunity to attend any material teleconferences or in-person meetings with the applicable counterparties regarding the resolution of the Designated Matters. In connection with such discussions and consultation, Seller shall consider in good faith Purchaser’s reasonable comments and suggestions with respect to the Designated Matters and the resolution thereof, including any good faith offers of assistance by Purchaser in connection therewith. The cooperation and information sharing obligations of a party under this Section 4.20 shall be limited to the extent any such cooperation or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality to a third party; provided, that the parties shall endeavor in good faith to make appropriate substitute arrangements, if practicable, in a manner that does not give rise to any of the foregoing consequences. Nothing in this Section 4.20 shall be deemed to permit or require Seller to take any action that is prohibited pursuant to Section 4.01 hereof without Purchaser’s consent.

ARTICLE V

CONDITIONS

5.01 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a) Stockholder Approval. The Seller Stockholder Approval shall have been obtained.

(b) Antitrust Approvals. All approvals or expirations or terminations of waiting periods (including any extensions thereof) required to be obtained or to have occurred under the Antitrust Laws of the jurisdictions listed in Section 5.01(b) of the Disclosure Schedule prior to Closing shall have been obtained or shall have occurred without the imposition of any Burdensome Condition (unless such Burdensome Condition was expressly agreed to in writing by Purchaser with the applicable Governmental Authority in connection with obtaining such approval, expiration or termination, it being understood that nothing in this Section 5.01(b) shall be deemed to alter or supplement the parties’ rights and obligations under Section 4.05).

(c) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

(d) Transaction Documents. The closing of the Reorganization Transactions under the Reorganization Agreement shall have occurred in accordance with the terms and conditions thereof in all respects (or, so long as not and not reasonably expected to be adverse (other than in a de minimis respect) to the Business Subsidiaries, the Business, Purchaser or any of its Subsidiaries (in a manner related to the Transactions including from a Tax perspective or otherwise) or the Transactions, in all material respects), and the License Agreement shall remain in full force and effect.

5.02 Conditions to the Obligations of Purchaser. The obligations of Purchaser hereunder to consummate the Closing and purchase the Shares are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by Purchaser in its sole discretion):

(a) Representations and Warranties. (i) Each representation and warranty of Seller contained in Sections 2.01, 2.02, 2.03(c) (with respect to Seller and the Business Subsidiaries (other than the Company and SaleCo2)), 2.03(e) and 2.24 shall be true and correct in all material respects both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct in all material respects as of such specific date only), (ii) each representation and warranty of Seller contained in Sections 2.03(a), 2.03(b), 2.03(c) (with respect to the Company and SaleCo2) and 2.03(d) shall be true and correct in all but de minimis respects both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct in all but de minimis respects as of such specific date only), (iii) the representation and warranty of Seller contained in the second sentence of Section 2.18 shall be true and correct in all respects both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, and (iv) each other representation and warranty of Seller contained in this Agreement, without giving effect to any materiality, “Business Material Adverse Effect” or similar qualifications therein, shall be true and correct both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. The covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of Seller by an officer of Seller, stating that the conditions specified in Sections 5.02(a) and 5.02(b) have been satisfied.

5.03 Conditions to the Obligations of Seller. The obligations of Seller hereunder to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by Seller in its sole discretion):

(a) Representations and Warranties. (i) Each representation and warranty of Purchaser contained in Section 3.01, Section 3.02 and Section 3.08 shall be true and correct in all material respects both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct in all material respects as of such specific date only), and (ii) each other representation and warranty of Purchaser contained in this Agreement, without giving effect to any materiality, material adverse effect or similar qualifications therein, shall be true and correct both at and as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Performance of Obligations of Purchaser. The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by an officer of Purchaser, stating that the conditions specified in Sections 5.03(a) and 5.03(b) have been satisfied.

ARTICLE VI

TERMINATION

6.01 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after the Seller Stockholder Approval is obtained, as follows:

(a) by mutual written agreement of Seller and Purchaser.

(b) by either Seller or Purchaser, if:

(i) the Closing shall not have occurred by April 24, 2017 (the “Outside Date”); provided, that (A) if the SEC shall not have cleared the Proxy Statement by March 10, 2017, then either party (provided that it has complied in all material respects with its obligations under Section 4.02(a)) may, by written notice delivered to the other party, extend the Outside Date by three (3) months; and (B) if on the fifth (5th) Business Day prior to the Outside Date (including as extended one time pursuant to Section 6.01(b)(i)(A) or this Section 6.01(b)(i)(B)) the conditions set forth in Section 5.01(b) and Section 5.01(c) (solely on account of a temporary or preliminary Governmental Order) are not satisfied, but all other conditions set forth in Article V shall have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing, which conditions would be capable of being satisfied at such time), then either Seller or Purchaser (provided that it has complied in all material respects with its obligations under Section 4.05) may, by written notice delivered to the other party hereto, extend the Outside Date by three (3) months; provided, further, that the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to a party, if any failure by such party to fulfill its obligations under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date (as extended pursuant to clause (A) or clause (B) of this Section 6.01(b)(i)).

(ii) any Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Sale and the Reorganization Transactions, and such Governmental Order or action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 6.01(b)(ii) shall have used its reasonable best efforts to remove such Governmental Order or other action; and provided, further, that the right to terminate this Agreement under this Section 6.01(b)(ii) shall not be available to a party whose failure to fulfill its obligations under this Agreement shall have been the primary cause of, or shall have resulted in, the issuance of such Governmental Order or taking of such action; or

(iii) the Seller Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) by Seller:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 5.03 and (B) is not capable of being cured by Purchaser by the Outside Date or, if capable of being cured, shall not have been cured by Purchaser on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Seller’s delivery of written notice to Purchaser of such breach or failure to perform; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 6.01(c)(i) if Seller is then in material breach of any of its representations, warranties, covenants, agreements or other obligations under this Agreement; or

(ii) at any time prior to receipt of the Seller Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the applicable terms and conditions of Section 4.06; provided, that Seller shall have paid the Termination Fee to Purchaser in accordance with Section 6.03 simultaneously with or prior to such termination.

(d) by Purchaser, if:

(i) Seller shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 5.02 and (B) is not capable of being cured by Seller by the Outside Date or, if capable of being cured, shall not have been cured by Seller on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following

Purchaser’s delivery of written notice to Seller of such breach or failure to perform; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 6.01(d)(i) if Purchaser is then in material breach of any of its representations, warranties, covenants, agreements or other obligations under this Agreement; or

(ii) at any time prior to the receipt of the Seller Stockholder Approval, an Adverse Recommendation Change shall have occurred.

6.02 Effect of Termination. Any termination of this Agreement pursuant to Section 6.01 shall be effective immediately upon delivery of written notice thereof by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made (other than Section 6.01(a), which termination shall be effective upon the effectiveness of such mutual written agreement), and this Agreement shall become null and void and there shall be no liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 6.03 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from fraud or any willful and material breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 6.03 or in any other provision of this Agreement, the aggrieved party shall be entitled to all remedies available at Law or in equity; and provided, further, that the Confidentiality Agreement, Purchaser’s expense reimbursement and indemnification obligations contained in Section 4.13, Seller’s expense reimbursement and indemnification obligations contained in Section 4.18, Section 4.03(b), this Section 6.02, Section 6.03 and Article VIII shall survive any termination of this Agreement pursuant to Section 6.01. For purposes of this Agreement, “willful and material breach” means a breach that is material, and that is caused by an action or omission that the breaching party knew was, or would reasonably be expected to result in, a material breach.

6.03 Termination Fee.

(a) If, but only if, the Agreement is terminated by:

(i) (A) Purchaser pursuant to Section 6.01(d)(i), or (B) either Purchaser or Seller pursuant to Section 6.01(b)(i) or Section 6.01(b)(iii), and in the case of either clause (A) or clause (B) (x) a Competing Proposal shall have been publicly disclosed or shall have become publicly known (or, in the case of a termination pursuant to Section 6.01(d)(i), shall have become known to the board of directors of Seller) after the execution of this Agreement and, in the case of termination pursuant to Section 6.01(b)(iii), such Competing Proposal shall not have been publicly withdrawn at least five (5) Business Days prior to the date of the Stockholders’ Meeting, and (y) within twelve (12) months after such termination, Seller consummates or enters into a definitive agreement for any Competing Proposal (provided, however, that for purposes of this Section 6.03(a)(i), the references to “twenty-five percent (25%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) Seller pursuant to Section 6.01(c)(ii); or

(iii) Purchaser pursuant to Section 6.01(d)(ii);

then, in any such case, Seller shall pay, or cause to be paid, to Purchaser $144,774,000 (the “Termination Fee”). Any payment required to be made under this Section 6.03(a) shall be made by wire transfer of immediately available funds to the account or accounts designated by Purchaser, (x) in the case of clause (i) above, on the same day as the earlier of the entry into a definitive agreement and consummation of the transaction contemplated therein, (y) in the case of clause (ii) above, simultaneously with or prior to such termination and (z) in the case of clause (iii) above, promptly, but in no event later than three (3) Business Days after the date of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall Seller be required to pay the Termination Fee on more than one occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.10 and except in the case of fraud or any willful and material breach of this Agreement, Purchaser’s right to receive payment from Seller of the Termination Fee pursuant to Section 6.03(a) shall, in circumstances in which the Termination Fee is owed, constitute the sole and exclusive monetary remedy of Purchaser against Seller and any of its respective former, current or future general or limited partners, stockholders, members, managers, Representatives or assignees (collectively, the “Seller Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Seller Related Parties shall have any further liability or obligation related to or arising out of this Agreement or the Transactions (except that Seller shall also be obligated with respect to Section 6.03(e)).

(d) If this Agreement is terminated by Purchaser pursuant to Section 6.01(d)(i), then Seller shall pay, or cause to be paid, to Purchaser the reasonable and documented out-of-pocket fees and expenses (including fees and expenses of financial advisors and legal counsel) incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby, excluding any discretionary fees paid to financial advisors, in an amount not to exceed $15,000,000 in the aggregate (the “Purchaser Expenses”), such payment to be made as promptly as possible (but in any event within three (3) Business Days) following such termination; provided that any payment of the Purchaser Expenses shall reduce, on a dollar-for-dollar basis, any Termination Fee that becomes due and payable under Section 6.03(a).

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 6.03 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Purchaser in the circumstances in which such fee is payable and which do not involve fraud or willful and material breach of this Agreement for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, Purchaser would not enter into this Agreement; accordingly, if

Seller fails to timely pay any amount due pursuant to this Section 6.03 Seller shall pay Purchaser its reasonable and documented out-of-pocket fees and expenses (including fees and expenses of counsel) in connection with the collection of such overdue amount, including any Actions in connection therewith, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

ARTICLE VII

DEFINITIONS

7.01 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“Acceptable Confidentiality Agreement” has the meaning ascribed to such term in Section 4.06(i)(i).

“Acquisition Holdback Cash” has the meaning ascribed to such term in the Reorganization Agreement.

“Acquisition Holdback Stock” has the meaning ascribed to such term in the Reorganization Agreement.

“Actions” means any action, claim, suit, proceeding, arbitration, subpoena, civil investigative demand or Governmental Authority investigation.

“Actually Realize” means, for purposes of determining the timing of the incurrence of any Tax liability or the receipt or realization of a Refund or a Tax Benefit (or any related Tax Item) by a Person in respect of any payment, transaction, occurrence or event, the time at which the amount of Taxes paid (or Refund or Tax Benefit received or realized) by such Person is increased above (or reduced below) the amount of Taxes that such Person would have been required to pay (or Refund or Tax Benefit that such Person would have received or realized) but for such payment, transaction, occurrence or event.

“Adjusted Cash” means (a) the amount of Cash of the Business Subsidiaries minus (b) the excess, if any, of the amount of Foreign Cash over $250,000,000.

“Adverse Recommendation Change” has the meaning ascribed to such term in Section 4.06(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person.

“Agreement” means this Stock Purchase Agreement, the Disclosure Schedules and the Exhibits hereto.

“Alien Employees” has the meaning ascribed to such term in Section 4.09(h).

“Antitrust Laws” means any applicable Law or other legal restraint designed to govern competition, trade regulation or foreign investment matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade.

“Assumed Liabilities” has the meaning ascribed to such term in the Reorganization Agreement.

“Base Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Benefit Plan” means any benefit plan, program, arrangement, policy or agreement, whether written or unwritten, including any such plan, program, arrangement, policy or agreement that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, whether or not such employee welfare benefit plan is subject to ERISA, an employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such pension plan is subject to ERISA, or health, medical, dental, disability, accident or life insurance or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock or other equity-based award, severance, termination, retention, retirement, savings, employment, change of control, vacation or fringe benefit plan, program, arrangement or agreement, which benefits the current or former employees, independent contractors, consultants or directors of Seller or any of the Business Subsidiaries, or which Seller (to the extent related to the Business) or any of its ERISA Affiliates sponsors, maintains or contributes to or in respect of which has any liability, whether contingent or otherwise; provided that the term “Benefit Plan” shall not include any arrangement or portion thereof that (a) is applicable solely to (i) current or former non-employee directors of Seller or (ii) Seller Retained Employees or (b) is a Non-U.S. Benefit Plan.

“Books and Records” means all files, documents, instruments, correspondence, data, papers and other books and records of Seller and the Business Subsidiaries to the extent relating to the Business, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, drawings, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans, in all cases whether in paper, data, electronic, microfilm, microfiche, computer tape or disc, magnetic tape or any other form.

“Burdensome Condition” has the meaning ascribed to such term in Section 4.05(c).

“Business” means all of the business, operations, properties, assets and liabilities of Seller and the Business Subsidiaries, other than the Excluded Assets and the Retained Liabilities.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or Sunnyvale, California.

“Business Information” has the meaning ascribed to such term in Section 4.03(c).

“Business Intellectual Property” means Intellectual Property Rights used or held for use by Seller or any of the Business Subsidiaries in the conduct of the Business, excluding, for the avoidance of doubt, the Excluded IP Assets.

“Business Material Adverse Effect” means any circumstance, event, development, effect, change or occurrence that, individually or in the aggregate, (a) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of Seller to consummate the Transactions or (b) has had, or would or would reasonably be expected to have, a material adverse effect on the business, assets, properties, results of operation or financial condition of the Business, taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur for the purposes of this clause (b): (i) changes in general economic, financial market, or United States or global political conditions; (ii) general changes or developments in any of the industries or markets in which Seller (to the extent related to the Business) and the Business Subsidiaries operate; (iii) changes in any applicable Laws or applicable accounting regulations or principles, including GAAP, or official or judicial interpretations thereof or changes in the accounting rules or regulations of the SEC, or official or judicial interpretations thereof; (iv) any change in the price or trading volume of Seller’s securities, in and of itself; (v) any failure by Seller to meet published analyst estimates or expectations of Seller’s revenues, earnings or other financial performance or results of operations for any period, in and of itself; (vi) any failure by Seller to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself; (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters or other force majeure events; (viii) (A) the announcement, consummation or existence of this Agreement and the Transactions, including the threat of or the initiation of any Action by any stockholder with respect to this Agreement, or any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Seller (to the extent related to the Business) and the Business Subsidiaries, in each case due to the announcement and performance of this Agreement or the identity of the parties to this Agreement or (B) the IP Monetization (it being understood that this clause (viii) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of obligations under this Agreement or the IP Monetization); (ix) any specific action taken by Seller, or which Seller causes to be taken by any of the Business Subsidiaries, in each case which is expressly required by this Agreement; and (x) any specific actions taken (or omitted to be taken) at the written request of, or expressly consented to in writing by, Purchaser; provided, however, that the facts, circumstances, events, developments, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Business Material Adverse Effect has occurred to the extent (but only to such extent) such circumstances, events, developments, changes or occurrences have a disproportionate adverse impact on the Business, relative to the other participants in the industries or markets in which the Business operates; provided, further, that the exceptions in clauses (iv) through (vi) above shall not prevent or otherwise affect a determination that the underlying cause of any failure or change referred to therein has had or contributed to a Business Material Adverse Effect.

“Business Subsidiaries” means the Subsidiaries of Seller, other than (i) Aabaco Holdings Hong Kong Limited, (ii) Excalibur IP, LLC and (iii) the Minority Investments. For the avoidance of doubt, the term “Business Subsidiaries” includes the Company and, if applicable, SaleCo2.

“Capitalization Date” has the meaning ascribed to such term in Section 2.03(b).

“Cash” means cash, cash equivalents and marketable securities with remaining maturities of less than 12 months of the Business Subsidiaries, each as defined in accordance with GAAP applied on a basis that is consistent with past practices and prior periods, excluding, for the avoidance of doubt, the capital stock of Alibaba Group Holding Limited and Yahoo Japan Corporation and the Minority Investments, and excluding all Acquisition Holdback Cash.

“Closing” has the meaning ascribed to such term in Section 1.02(a).

“Closing Cash” has the meaning ascribed to such term in Section 1.04(c).

“Closing Date” has the meaning ascribed to such term in Section 1.02(a).

“Closing Debt” has the meaning ascribed to such term in Section 1.04(c).

“Closing Net Working Capital” has the meaning ascribed to such term in Section 1.04(c).

“Closing Transaction Expenses” has the meaning ascribed to such term in Section 1.04(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the recitals of this Agreement.

“Company Acquisition Agreement” has the meaning ascribed to such term in Section 4.06(b).

“Company Purchase Price” means the Purchase Price (as finally determined pursuant to Section 1.04), and together with all other amounts relevant to the Company Purchase Price Allocation, including any Assumed Liabilities (and any other liabilities deemed assumed by the Company) that are treated as assumed by the Company at the Closing for U.S. federal income Tax purposes (but not including, for the avoidance of doubt, the portion of the Purchase Price allocated to the acquisition of equity interests in SaleCo2 by the Purchaser Designee pursuant to Section 1.06).

“Company Purchase Price Allocation” has the meaning ascribed to such term in Section 4.16(a)(i).

“Company Section 338(h)(10) Elections” has the meaning ascribed to such term in Section 4.16(b)(i).

“Company Section 338(h)(10) Forms” has the meaning ascribed to such term in Section 4.16(b)(ii).

“Competing Proposal” has the meaning ascribed to such term in Section 4.06(i)(ii).

“Confidentiality Agreement” has the meaning ascribed to such term in Section 4.03(b).

“Consent” means any consent, approval, authorization, clearance, waiver, Permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under Antitrust Laws of applicable jurisdictions, in each case required to permit the consummation of the Transactions.

“Contract” means any written contract, agreement, lease, license, indenture, note, bond, undertaking, obligation, commitment or instrument.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 or 4971 of the Code, or (d) as a result of failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Convertible Notes” means Seller’s 0.00% Convertible Senior Notes due 2018.

“Copyleft License” means any license of Software meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) that requires, as a condition to the use, modification, or distribution of such Software, that such Software be licensed, distributed or otherwise made available: (a) in source code form; or (b) under terms that permit redistribution, reverse engineering, modification or the creation of derivative works or other modifications of such Software.

“Copyrights” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Counsel” has the meaning ascribed to such term in Section 8.15.

“Current Assets” means the amount of all current assets of the Business Subsidiaries, without duplication, as determined in accordance with GAAP applied on a basis that is consistent with past practices and prior periods and the accounting principles, practices, procedures, policies and methods set forth on Exhibit C, consistent with the illustrative example set forth on Exhibit C; provided, that in the event of any conflict between GAAP and the sample calculation set forth on Exhibit C, Exhibit C shall govern. Notwithstanding the foregoing and for the avoidance of doubt, Current Assets excludes Cash, Acquisition Holdback Cash, other Excluded Assets, any Taxes and amounts due from related parties (other than Intercompany Agreements or Intercompany Accounts, if any, to the extent contemplated to survive the Closing pursuant to the Reorganization Agreement).

“Current Liabilities” means the amount of all current liabilities of the Business Subsidiaries, without duplication, as determined in accordance with GAAP applied on a basis that is consistent with past practices and prior periods and the accounting principles, practices, procedures, policies and methods set forth on Exhibit C, consistent with the illustrative example set forth on Exhibit C; provided, that in the event of any conflict between GAAP and the sample calculation set forth on Exhibit C, Exhibit C shall govern. Notwithstanding the foregoing and for the avoidance of doubt, Current Liabilities excludes Debt, Transaction Expenses, other Retained Liabilities, any Taxes and amounts due to related parties (other than Intercompany Agreements or Intercompany Accounts, if any, to the extent contemplated to survive the Closing pursuant to the Reorganization Agreement).

“D&O Insurance” has the meaning ascribed to such term in Section 4.08(a).

“Debt” means, with respect to the Business Subsidiaries, (a) indebtedness for borrowed money, including all accrued and unpaid interest, all fees, premiums, prepayment penalties, breakage costs or similar charges or expenses or other obligations owed as a result of the early repayment or redemption thereof, (b) the deferred purchase price of property or services (other than trade payables or accruals incurred in the ordinary course of business), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations in respect of, any bankers’ acceptance or letter of credit, in each case only to the extent drawn or otherwise not contingent, including the principal, interest and fees owing thereon, (e) any capitalized lease obligations, (f) obligations in respect of any interest rate, currency, swap or other hedging agreements, (g) payment obligations secured by any lien on the assets or properties of any Business Subsidiary, whether or not the obligations secured thereby have been assumed by any Business Subsidiary, and (h) all obligations of others of the nature referred to in clauses (a) through (g) above guaranteed or counter-indemnified directly or indirectly in any manner by a Business Subsidiary or for which such Business Subsidiary is otherwise liable. Notwithstanding the foregoing and for the avoidance of doubt, “Debt” shall exclude (i) all obligations in respect of the Convertible Notes (which are the subject of Section 4.18) and (ii) any Taxes.

“Debt Tender Offer” has the meaning ascribed to such term in Section 4.18(a).

“Deductions” has the meaning ascribed to such term in Section 4.16(e).

“Defend Trade Secrets Act of 2016” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Designated Matters” has the meaning ascribed to such term in Section 4.20.

“Designated Persons” has the meaning ascribed to such term in Section 8.15.

“Disclosure Schedules” means the disclosure schedules delivered by Seller to Purchaser in connection with, and upon execution of, this Agreement.

“Dispute Notice” has the meaning ascribed to such term in Section 1.04(d).

“Eligible Foreign Business Subsidiary” has the meaning ascribed to such term in Section 4.16(b)(v).

“Employees” means all employees of Seller or any of the Business Subsidiaries other than the Seller Retained Employees. For the avoidance of doubt, with respect to the period commencing on the Closing Date, “Employees” shall not include any individuals who are not Transferred Employees.

“Encumbrance” means any encumbrance, restriction, lien, charge, pledge, mortgage, deed of trust, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, encroachment, right of occupation, any matter capable of registration against title, option, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws) or title defect of any nature; provided, that “Encumbrance” does not include non-exclusive licenses or covenants not to sue or assert with respect to Intellectual Property Rights.

“Enforceability Limitations” has the meaning ascribed to such term in Section 2.02(b).

“Environmental Claim” means any letter, citation, report, investigation, pleading or other Action or written demand alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) based on or resulting from (a) the presence, or release into the environment, of any Hazardous Materials at any property currently or formerly owned or operated by Seller (to the extent related to the Business) or any of the Business Subsidiaries or currently or formerly used by them for storage, treatment or disposal of Hazardous Materials or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law or Governmental Order relating to: (1) pollution or protection of human health or safety (as such matters relate to exposure to Hazardous Materials) or the environment (including air, water vapor, surface water, groundwater, drinking water, supply, surface or subsurface land or strata and natural resources), including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials; (2) the protection of wildlife and other natural resources such as endangered species, wetlands, and coastal areas; (3) conservation and the control of greenhouse gases; and (4) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials or Permits in respect of any of the foregoing.

“Equity Award Adjustment Amount” has the meaning ascribed to such term in Section 1.04(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with Seller or any of the Business Subsidiaries would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Escrow Account” has the meaning ascribed to such term in Section 4.18(b)(iv).

“Estimated Cash” has the meaning ascribed to such term in Section 1.04(b).

“Estimated Closing Adjustment Amount” has the meaning ascribed to such term in Section 1.04(b).

“Estimated Closing Statement” has the meaning ascribed to such term in Section 1.04(b).

“Estimated Debt” has the meaning ascribed to such term in Section 1.04(b).

“Estimated Net Working Capital” has the meaning ascribed to such term in Section 1.04(b).

“Estimated Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Estimated Transaction Expenses” has the meaning ascribed to such term in Section 1.04(b).

“Excalibur” has the meaning ascribed to such term in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations thereunder.

“Excluded Assets” has the meaning ascribed to such term in the Reorganization Agreement.

“Excluded IP Assets” means all of the equity interests in Excalibur IP, LLC and/or the assets and liabilities of Excalibur IP, LLC.

“Final Closing Adjustment Amount” has the meaning ascribed to such term in Section 1.04(g).

“Final Post-Closing Statement” has the meaning ascribed to such term in Section 1.04(g).

“Financing” means third-party debt financing to be obtained by or on behalf of Purchaser for purposes of financing all or a portion of its obligations under this Agreement, including the Purchase Price and the payment of all related fees and expenses and any other amounts required to be paid by Purchaser in connection with the consummation of the Transactions.

“Financing Sources” means the nationally recognized financial institutions that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing, including the parties to any joinder agreements to commitment letters or other documentation related to the Financing or credit agreements related to the Financing, together with their respective Affiliates, and the former or current partners, members, stockholders, officers, directors, employees, agents and representatives and their respective successors and assigns of such financial institutions and their respective Affiliates.

“Foreign Business Subsidiary Transfers” has the meaning ascribed to such term in the Reorganization Agreement.

“Foreign Cash” means the aggregate amount of Cash held in an account in, or held by any Business Subsidiary organized in, any country other than the United States.

“Foreign Sale” has the meaning ascribed to such term in Section 1.06.

“Foreign Sale Closing” has the meaning ascribed to such term in Section 1.06.

“Foreign Sale Purchase Price” has the meaning ascribed to such term in Section 1.06.

“Foreign Sale Notice” has the meaning ascribed to such term in the Reorganization Agreement.

“Former Business Employee” has the meaning ascribed to such term in the Reorganization Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority.

“Guarantees” has the meaning ascribed to such term in Section 4.12(a).

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants (including any separately regulated constituent, raw material, product or by-products thereof) in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5 or defined as such by, or regulated as such under, any Environmental Law, including petroleum and petroleum products, asbestos or asbestos-containing material, urea formaldehyde or polychlorinated biphenyls, lead paint or materials, toxic or hazardous mold, greenhouse gases, any hazardous solid waste, and any toxic, radioactive, infectious or hazardous substance or material.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indenture” means that certain Indenture (including form of Notes) with respect to the Convertible Notes, dated as of November 26, 2013, between Seller and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Independent Accounting Firm” has the meaning ascribed to such term in Section 1.04(e).

“Intellectual Property Rights” means any and all intellectual property rights, whether arising under the Laws of the United States or any foreign jurisdiction, including all of the following: (A) patents and patent applications (including utility, utility model, design patents and certificates of invention), including all reissues, reexaminations, divisionals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (B) trademarks, service marks, trade dress rights, trade names, logos, slogans, fictitious and other business names, brand names and other indicia of origin (whether registered or unregistered or common law), including all applications and registrations for the foregoing and all goodwill associated with the foregoing (“Marks”); (C) works of authorship, copyrights (whether registered or unregistered), and rights in copyrightable subject matter in published and unpublished works of authorship, including copyrights in Software and all applications and registrations for all of the foregoing (“Copyrights”); (D) (i) trade secret rights in confidential and proprietary information (including trade secret rights in confidential and proprietary inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, know-how, ideas, research and development) and (ii) any other materials falling within the definition of “trade secrets” as set forth in 18 U.S. Code Section 1890 (“Defend Trade Secrets Act of 2016”) (“Trade Secrets”); (E) Internet domain names; (F) rights with respect to databases and other compilations and collections of data or information; (G) any rights equivalent or similar to any of the foregoing; and (H) registrations, applications, extensions, reversions and renewals for any of the foregoing.

“Intercompany Account” has the meaning ascribed to such term under the Reorganization Agreement.

“Intercompany Agreement” has the meaning ascribed to such term under the Reorganization Agreement.

“Intervening Event” means any material circumstance, event, change or occurrence (other than a Competing Proposal) that (x) was not known or reasonably foreseeable to the board of directors of Seller on the date of this Agreement, which material circumstance, event, change or occurrence becomes known to the board of directors of Seller prior to the receipt of the Seller Stockholder Approval, and (y) does not relate to a Competing Proposal or to the identity of Purchaser and its Affiliates, including, subject to the foregoing clauses (x) and (y), changes in any applicable Tax Laws, or official or judicial interpretations thereof, that would have a material adverse effect on the advisability of the Transactions.

“Investment Company Act” means the Investment Company Act of 1940.

“IP Monetization” means the proposed divestiture by Seller of the Excluded IP Assets.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of the officers and employees of Seller listed in Section 7.01(b) of the Disclosure Schedules.

“Law” means any federal, national, state or local, whether foreign, multi-national, or domestic, law (including common law), statute, treaty, regulation, ordinance, rule, judgment, Governmental Order, decree, approval, Permit, requirement or other governmental restriction, in each case having the force and effect of law, or any similar form of decision or approval of, or determination by, or any binding interpretation or administration of any of the foregoing by, any Governmental Authority that is issued, enacted, adopted, promulgated, implemented or otherwise put in effect by or under the authority of, any Governmental Authority.

“Lease” has the meaning ascribed to such term in Section 2.15(a).

“Leased Real Property” has the meaning ascribed to such term in Section 2.15(a).

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, determined or determinable, secured or unsecured, disputed or undisputed, or subordinated or unsubordinated, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement or undertaking.

“License Agreement” has the meaning ascribed to such term in the Recitals.

“Losses” means any damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, interest costs, fines and expenses (including the costs and expenses of any Actions, demands, assessments, judgments, settlements and compromises relating thereto and attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), of any kind or nature, whether or not the same would properly be reflected on any financial statements or the footnotes thereto.

“Marks” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Material Contracts” has the meaning ascribed to such term in Section 2.19.

“Minority Investments” means all capital stock of, or securities convertible into, or exchangeable or exercisable for, or other equity interests in, each of the Persons set forth on Section 7.01(a) of the Disclosure Schedules.

“Names and Marks” has the meaning ascribed to such term in Section 4.17(a).

“Nasdaq” means the Nasdaq Global Select Market.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Non-Reorganization 338(h)(10) Subsidiaries” has the meaning ascribed to such term in the Reorganization Agreement.

“Non-Transferrable Asset” has the meaning ascribed to such term in Section 1.7(a) of the Reorganization Agreement.

“Non-U.S. Benefit Plan” means any plan, program, agreement or other arrangement that provides compensation or other benefits similar to those provided under any Benefit Plan maintained pursuant to the Laws of a country other than the United States.

“Notice of Adverse Recommendation Change” has the meaning ascribed to such term in Section 4.06(g).

“Notice of Superior Proposal” has the meaning ascribed to such term in Section 4.06(g).

“Notice Period” has the meaning ascribed to such term in Section 4.06(g).

“Offered Employee” has the meaning ascribed to such term in the Reorganization Agreement.

“Open Source Software” means, any Software that is licensed, distributed or conveyed as “open source software”, “free software”, “copyleft”, or under a similar licensing or distribution model or under a contract that (i) has been approved as an open source license by the Open Source Initiative (including Software licensed under any license listed at www.opensource.org) or Free Software Definition (as promulgated by the Free Software Foundation), or that contains or is derived from any such Software, or (ii) provides as a condition or covenant of use, modification or distribution of the licensed Software, that such Software, or other Software derived from, or linked to, such Software or into or with which such Software is incorporated, combined or distributed (A) be redistributable at no charge, (B) be licensable and/or redistributed to third parties for the purpose of making derivative works or under all or some of the terms of such contract, or (C) be distributed or otherwise disclosed or made available in source code form.

“Outside Date” has the meaning ascribed to such term in Section 6.01(b)(i).

“Owned Business Intellectual Property” means Business Intellectual Property that is owned or purported to be owned by Seller or any of the Business Subsidiaries.

“Owned Business Software” means all Software that is (a) owned or purported to be owned by, and proprietary to, Seller (to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) or any of its Business Subsidiaries and (b) material to the Business, the Transferred Assets or the Assumed Liabilities.

“Patents” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Permit” means any permit, license, variance, franchise or authorization of any Governmental Authority.

“Permitted Encumbrances” means (a) Encumbrances imposed by Law such as carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’, and vendors’ liens and other statutory liens securing obligations which are not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (b) Encumbrances for Taxes, assessments and other governmental charges not yet delinquent, the validity of which is being contested in good faith by appropriate actions; (c) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (d) all matters of record, reciprocal easement agreements and other encumbrances on title to real property that do not, and would not be reasonably expected to, materially detract from the use or operation of the property subject thereto as currently used or operated by Seller or any of the Business Subsidiaries; (e) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations; (f) matters that would be disclosed by a current survey of the property that would not materially and adversely affect the use, value or operation of the property; (g) with respect to real property, easements or claims of easements, boundary line disputes, overlaps, encroachments, supplemental Taxes and assessments, rights of parties in possession and title to any portion of the premises lying within the right of way or boundary of any public road or private road, in each case that do not materially interfere with the Business as presently conducted; and (h) Encumbrances identified in Section 7.01(c) of the Disclosure Schedules.

“Permitted WholeCo Proposal” has the meaning ascribed to such term in Section 4.06(i)(ii).

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Data” means any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or Seller’s or Business Subsidiaries’ privacy policies, and includes an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Government Authority-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser- or device-specific number or identifier not controllable by the end user, and web or mobile browsing or usage information that is linked to the foregoing.

“Post-Closing Statement” has the meaning ascribed to such term in Section 1.04(c).

“Principal Amount” has the meaning ascribed to such term in Section 4.18(b)(iii).

“Processed” means the receipt, access, acquisition, collection, compilation, use, storage, processing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Data.

“Proxy Statement” means a proxy statement relating to the Stockholders’ Meeting, as amended or supplemented from time to time.

“Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Purchase Price Adjustment” has the meaning ascribed to such term in Section 1.04(g).

“Purchaser” has the meaning ascribed to such term in the preamble to this Agreement.

“Purchaser Common Stock” means the common stock, par value $0.10 per share, of Purchaser.

“Purchaser Designee” has the meaning ascribed to such term in Section 1.06.

“Purchaser Expenses” has the meaning ascribed to such term in Section 6.03(d).

“Purchaser Plans” has the meaning ascribed to such term in Section 4.09(d).

“Purchaser Post-Closing Stock Price” means the volume weighted average price of a share of Purchaser Common Stock trading on the New York Stock Exchange over the first three trading days following the Closing Date.

“Purchaser Ratio” means a fraction, the numerator of which is the Seller Pre-Closing Stock Price and the denominator of which is the Purchaser Post-Closing Stock Price.

“Purchaser RSU Award” has the meaning ascribed to such term in Section 1.03(b).

“Purchaser’s Allocation” has the meaning ascribed to such term in Section 4.16(a)(i).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Refund” has the meaning ascribed to such term in the Reorganization Agreement.

“Registered Owned Business IP” has the meaning ascribed to such term in Section 2.16(a).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Reorganization 338(h)(10) Elections” has the meaning ascribed to such term in the Reorganization Agreement.

“Reorganization Agreement” has the meaning ascribed to such term in the recitals to this Agreement.

“Reorganization Transactions” means the transactions contemplated by the Reorganization Agreement, including Seller’s transfer of the Business, the Transferred Assets and the Assumed Liabilities to the Company, and, if applicable, the Foreign Business Subsidiary Transfers and the SaleCo2 Contribution.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of such Person and its Affiliates.

“Retained Liabilities” has the meaning ascribed to such term in the Reorganization Agreement.

“Retained Employee Liabilities” has the meaning ascribed to such term in the Reorganization Agreement.

“Sale” has the meaning ascribed to such term in the recitals of this Agreement.

“SaleCo2” has the meaning ascribed to such term in the Reorganization Agreement.

“SaleCo2 Contribution” has the meaning ascribed to such term in the Reorganization Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning ascribed to such term in Section 2.07(a).

“Section 338(h)(10) Elections” has the meaning ascribed to such term in Section 4.16(b)(ii).

“Section 338(h)(10) Forms” has the meaning ascribed to such term in Section 4.16(b)(ii).

“Section 338(h)(10) Subsidiaries” has the meaning ascribed to such term in Section 4.16(b)(i).

“Securities Act” means the Securities Act of 1933, and the rules and regulations thereunder.

“Security Breach” means any actual (i) loss or misuse (by any means) of Personal Data; (ii) unauthorized or unlawful Processing, sale, or rental of Personal Data; or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

“Seller” has the meaning ascribed to such term in the preamble to this Agreement.

“Seller Closing Equity Award Value” means the product of (a) the Seller Pre-Closing Stock Price multiplied by (b) the aggregate number of shares of Seller Common Stock subject to Seller RSU Awards that are held by Employees and are outstanding and unvested as of 11:59 p.m., Pacific Time, on the Business Day immediately preceding the Closing Date (with respect to any Seller RSU Award that is subject to attainment of performance targets, with respect to any performance year that includes the Closing Date and any subsequent performance year, the number of shares of Seller Common Stock subject to such Seller RSU Award shall be deemed to be the target number of shares of Seller Common Stock issuable under such Seller RSU Award).

“Seller Common Stock” means the common stock, par value $0.001 per share, of Seller.

“Seller Entities” means Seller and its Subsidiaries which are not Business Subsidiaries.

“Seller Equity Award” has the meaning ascribed to such term in Section 2.03(b).

“Seller Equity Plans” means the Yahoo! Inc. Stock Plan, as amended and restated on April 8, 2014 (and effective June 25, 2014), the Yahoo! Inc. Directors’ Stock Plan, as amended and restated on October 16, 2014, and any other equity plans under which awards were assumed by Seller in connection with prior acquisitions.

“Seller Licensed Software” means all Software licensed to the Seller (to the extent related to the Business) or any of the Business Subsidiaries.

“Seller Pre-Closing Stock Price” means the volume weighted average price of a share of Seller Common Stock trading on Nasdaq over the three (3) trading days immediately preceding the date immediately preceding the Closing Date.

“Seller Pre-Signing Equity Award Value” means the product of (a) the Seller Pre-Signing Stock Price multiplied by (b) the aggregate number of shares of Seller Common Stock subject to Seller RSU Awards that are held by Employees and are outstanding and unvested as of 11:59 p.m., Pacific Time, on the Business Day immediately preceding the date hereof (with respect to any Seller RSU Award that is subject to attainment of performance targets, with respect to any performance year that includes the date hereof and any subsequent performance year, the number of shares of Seller Common Stock subject to such Seller RSU Award shall be deemed to be the target number of shares of Seller Common Stock issuable under such Seller RSU Award).

“Seller Pre-Signing Stock Price” means the volume weighted average price of a share of Seller Common Stock trading on Nasdaq over the three (3) trading days immediately preceding the date of this Agreement.

“Seller Recommendation” has the meaning ascribed to such term in Section 2.02(d).

“Seller Related Parties” has the meaning ascribed to such term in Section 6.03(c).

“Seller Retained Employees” means those employees of Seller identified by Seller as “Seller Retained Employees” between the date hereof and the Closing Date whose employment is reasonably necessary to facilitate Seller’s post-Closing operations and not primarily related to the operations of the Business; provided that the aggregate number of Seller Retained Employees shall not exceed twenty-five (25) employees of Seller; provided, further, that “Seller Retained Employees” does not include any employees of Seller who remain at Seller on a temporary basis, pending approval of a visa covering employment with the Company, and whose services are provided to the Company pursuant to a mutually agreed services agreement.

“Seller RSU” means a restricted stock unit granted pursuant to the one of the Seller Equity Plans, whether settled in cash or Seller Common Stock and whether subject to time-based or performance-based vesting, or a combination thereof.

“Seller RSU Award” means an award of Seller RSUs.

“Seller Stock Options” means an option to purchase shares of Seller Common Stock granted pursuant to one of the Seller Equity Plans.

“Seller Stockholder Approval” means the adoption of a resolution authorizing the Sale and the Reorganization Transactions by the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote thereon at the Stockholders’ Meeting.

“Seller’s Allocation Notice” has the meaning ascribed to such term in Section 4.16(a)(i).

“Shares” means all of the issued and outstanding shares of common stock, par value $0.00001, of the Company, including any such shares issued between the date hereof and the Closing.

“Software” means (i) computer programs, including application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form; (ii) computer databases, including all data and information included in such databases; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation, related to any of the foregoing.

“Specified Transaction-Related Employee Liabilities” means the Liabilities set forth in Section 7.01(d) of the Disclosure Schedules.

“Stockholders’ Meeting” has the meaning ascribed to such term in Section 4.02(c).

“Subsidiary” means, with respect to any Person, any other Person of which (i) voting power to elect a majority of the board of directors (or equivalent governing body) with respect to such other Person is held by the first mentioned Person and/or by any one or more of its other Subsidiaries or (ii) more than 50% of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its other Subsidiaries.

“Superior Proposal” has the meaning ascribed to such term in Section 4.06(i)(iii).

“Target Working Capital” means negative $56,000,000.

“Tax Benefit” has the meaning ascribed to such term in the Reorganization Agreement.

“Tax Item” has the meaning ascribed to such term in the Reorganization Agreement.

“Tax Proceeding” has the meaning ascribed to such term in the Reorganization Agreement.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed or required to be filed with any Governmental Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof (and including any Financial Crimes Enforcement Network (FinCEN) Report of Foreign Bank and Financial Accounts (FBAR)).

“Taxes” means (i) any taxes of any kind whatsoever, including any federal, state, local or foreign income, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, net worth, escheat, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum and occupation taxes, imposts, duties, withholdings, charges, fees, levies or other assessments, in each case in the nature of a tax, imposed by any Governmental Authority, whether domestic or foreign, together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts and (ii) any liability for payment of amounts described in clause (i) of this definition as a result of transferee or successor liability, a Contract or being a member of an affiliated, consolidated, combined, aggregate or unitary group for any period, or otherwise through operation of Law.

“Termination Fee” has the meaning ascribed to such term in Section 6.03(a).

“Third Party” means any Person or group other than Purchaser and its Affiliates or Seller and its Affiliates.

“Trade Secrets” has the meaning ascribed to such term in the definition of “Intellectual Property Rights.”

“Transaction Documents” has the meaning ascribed to such term in the Reorganization Agreement.

“Transaction Expenses” means, to the extent unpaid at the Closing, all costs, fees and expenses incurred in connection with the negotiation, execution, performance and delivery of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (including any sales process or other strategic review process by and with respect to Seller) to the extent such costs, fees and expenses are payable or reimbursable by any of the Business Subsidiaries, including (a) all brokerage fees, commissions, finders’ fees or financial advisory fees, (b) the fees and expenses of all legal counsel, accountants, consultants, data room providers and other experts and advisors so incurred, and (c) all severance or termination Liabilities related to any Offered Employee that does not become a Transferred Employee pursuant to Section 5.3(a) of the Reorganization Agreement and all severance or termination Liabilities triggered automatically upon or prior to the Closing as a result of the Transactions (excluding, for the avoidance of doubt, any Specified Transaction-Related Employee Liabilities and any such Liabilities triggered in respect of (i) any Person who is a “Level I Employee” under the Amended and Restated Change in Control Employee Severance Plan for Level I and Level II Employees or (ii) any other relevant Person as a result of a resignation for “good reason” upon or following the Closing). Notwithstanding the foregoing and for the avoidance of doubt, “Transaction Expenses” shall exclude all Retained Liabilities and any Taxes.

“Transactions” means, collectively, the Reorganization Transactions and the Sale and the other transactions contemplated by the Transaction Documents.

“Transferred Assets” has the meaning ascribed to such term in the Reorganization Agreement.

“Transferred Employee” has the meaning ascribed to such term in the Reorganization Agreement.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, value-added, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes.

“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code.

“Yahoo Japan Joint Venture Agreement” means that certain Joint Venture Agreement, dated as of April 1, 1996, by and between Seller and Softbank Corporation, as amended through the date hereof.

“Yahoo Japan License Agreement” means that certain License Agreement, dated as of April 1, 1996, by and between Seller and Yahoo Japan Corporation, as amended through the date of hereof.

ARTICLE VIII

MISCELLANEOUS

8.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Closing or, except as provided in Section 6.02, upon the termination of this Agreement pursuant to Section 6.01, as the case may be, except that this Section 8.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or after termination of this Agreement.

8.02 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by Seller or Purchaser without the prior written consent of the other party hereto; provided, however, that Purchaser may assign, at any time prior to the Closing, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned U.S. Subsidiary of Purchaser (or a Purchaser Designee in order to implement the Foreign Sale as contemplated hereby); and provided, further, that any such assignment shall not relieve Purchaser of its obligations hereunder. Any purported assignment in contravention of this Section  8.02 shall be null and void.

8.03 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Seller and Purchaser. At any time prior to the Closing, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of the other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party to be bound thereby. Notwithstanding the foregoing, no failure or delay by Seller or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

8.04 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Seller and Purchaser. Thereafter, except as otherwise contemplated by Section 4.06 (and, for the avoidance of doubt, nothing herein shall limit the rights of Seller or its board of directors (or any duly authorized committee thereof) under Section 4.06) and except to the extent disclosed in or consistent with the Proxy Statement, no party hereto shall issue or cause the publication of any press release or other public announcement or disclosure regarding this Agreement or its subject matter without the other party’s prior written consent (which consent shall not be unreasonably withheld or delayed), except for any such disclosure that is required by applicable Law or the rules of any applicable stock exchange or for press releases or other public statements that are substantially consistent with prior press releases or other public statements made by the parties in compliance with this Section 8.04.

8.05 Expenses. Whether or not the Transactions are consummated, and except as otherwise specified herein, each party shall bear its own expenses with respect to the Sale and the other Transactions; provided, however, that Seller shall be responsible for the timely payment of all Transfer Taxes arising out of or incurred in connection with the Sale. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes. For the avoidance of doubt, the allocation of responsibility for Transfer Taxes arising out of or incurred in connection with the Reorganization Transactions are governed by the Reorganization Agreement.

8.06 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

8.07 No Third Party Beneficiaries. Except as set forth in Section 4.08 and Section 8.15, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

8.08 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Sale or the other Transactions; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Action relating to this Agreement or the Sale or the other Transactions in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, (i) that any such Action is brought in an inconvenient forum, (ii) that any such Action should be transferred or removed to any court other than one of the above-named courts, (iii) that any such Action should be stayed by reason of the pendency of some other Action in any court other than one of the above-named courts, or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 8.13. Notwithstanding the foregoing in this Section 8.08, a party may commence any Action in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts relating to any dispute (whether in contract, tort or otherwise) arising out of this Agreement or the Transactions.

8.09 Waiver of Jury Trial. EACH OF PURCHASER AND SELLER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.10 Specific Performance. The parties agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of such party hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

8.11 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

8.12 Counterparts. The parties hereto may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original but all of which taken together shall constitute one and the same agreement.

8.13 Notices. All notices required to be given hereunder shall be in writing and be given in person or by means of electronic mail, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by electronic mail, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) three (3) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid. Notices shall be addressed as follows:

If to Purchaser, to:

Verizon Communications Inc.

One Verizon Way, VC44E239

Basking Ridge, NJ 07920

Facsimile: 908-766-3818

Attn:	William L. Horton, Jr., Senior Vice President, Deputy General Counsel and Corporate Secretary
Michael Rosenblat, Vice President, Associate General Counsel
Email:	william.horton@verizon.com
michael.rosenblat@verizon.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Attn:	Daniel A. Neff
Steven A. Rosenblum
David E. Shapiro
Edward J. Lee
Email:	DANeff@wlrk.com
SARosenblum@wlrk.com
DEShapiro@wlrk.com
EJLee@wlrk.com

If to Seller, to:

Yahoo! Inc.

701 First Avenue

Sunnyvale, CA 94089

Facsimile: (408) 349-3510

Attn: General Counsel and Secretary

Email: rbell@yahoo-inc.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Facsimile: (212) 735-2000

Attn:	Marc R. Packer
Michael J. Mies
Email:	Marc.Packer@skadden.com
Michael.Mies@skadden.com

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Ave

New York, NY 10019

Facsimile: (212) 474-3700

Attn:	Faiza Saeed
Eric L. Schiele
Email:	FSaeed@cravath.com
ESchiele@cravath.com

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Facsimile: (650) 493-6811

Attn:	Larry Sonsini
Email:	LSonsini@wsgr.com

provided, however, that if any party shall have designated a different address by notice to the other, then notices shall be addressed to the last address so designated.

8.14 Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The parties hereto acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Schedules and Exhibits hereto) and not to any particular provision of this Agreement. Article, Section and Schedule references are to the Articles, Sections, and Disclosure Schedules to this Agreement unless otherwise specified. Unless otherwise stated, all references to any Contract shall be deemed to include the schedules to such Contract. The word “including” and words of similar import when used in this Agreement mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. Unless otherwise specified in a particular case, the word “days” refers to calendar days. References herein to any Law shall be deemed to refer to such Law as it may be amended, modified or supplemented from time to time, unless otherwise specified. All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

8.15 Privilege; Counsel. Skadden, Arps, Slate, Meagher & Flom LLP, Cravath, Swaine & Moore LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation and Weil, Gotshal & Manges LLP (collectively and individually, “Counsel”) have been engaged by Seller and/or its directors to represent them and the Business Subsidiaries, including the Company, in connection with the transactions contemplated hereby. Purchaser (on its behalf and on behalf of its Affiliates) hereby (a) agrees that, in the event that a dispute arises after the Closing between Purchaser and/or any of its Affiliates, on the one hand, and Seller and/or any of its Affiliates, on the other hand, Counsel may represent Seller and/or any of its Affiliates in such dispute even though the interests of Seller and/or any of its Affiliates may be directly adverse to Purchaser, the Business Subsidiaries or any of their Affiliates and even though Counsel may have represented the Business Subsidiaries (prior to Closing) in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser or the Business Subsidiaries and (b) waives any conflict in connection therewith. Purchaser (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among Counsel, Seller and the Business Subsidiaries (including any of their respective directors, officers, employees or other Representatives) (the “Designated Persons”) to the extent relating to this Agreement or the transactions contemplated hereby are subject to the attorney-client privilege, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, the Business Subsidiaries or any of their Affiliates; provided, that the foregoing shall not extend to any communication not involving this Agreement or the transactions contemplated hereby, or to communications with any Person other than the Designated Persons and their advisors. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Business Subsidiaries or any of their respective Affiliates and a third party other than a party to this Agreement after the Closing, Purchaser may assert (or cause to be asserted) the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third party; provided, however, that to the extent such dispute relates to this Agreement or the transactions contemplated hereby, Purchaser may not waive (or permit the waiver of) such privilege without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

8.16 Disclosure Schedules. The Disclosure Schedules shall be deemed to be a part of this Agreement and are fully incorporated into this Agreement by reference. Any capitalized terms used in any Disclosure Schedule but not otherwise defined therein shall have the meanings ascribed to such terms in this Agreement. The inclusion of any item referenced in one section or subsection of the Disclosure Schedules shall be deemed to refer to (a) the corresponding section of this Agreement and (b) any other section or subsection of the Disclosure Schedules (and accordingly to the applicable sections or subsections of this Agreement), whether or not an explicit cross-reference appears, if the applicability of such item to the other section or subsection is reasonably apparent on the face of such disclosure. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

8.17 Entire Agreement. This Agreement (including the Disclosure Schedules), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties and supersedes any prior understanding, agreements or representations by or between the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

YAHOO! INC.

By:	/s/ Marissa A. Mayer
	Name:	Marissa A. Mayer
	Title:	CEO & President

[Stock Purchase Agreement]

VERIZON COMMUNICATIONS INC.

By:	/s/ John N. Doherty
	Name:	John N. Doherty
	Title:	Senior Vice President, Corporate Development and Ventures

[Stock Purchase Agreement]